82-4788

KPMG

04045123

SUPPL

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

dlw 9/28

RECEIVED
2004 SEP 22 P 3:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FUBON FINANCIAL HOLDING CO., LTD.
AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2004 and 2003
(With Independent Auditors' Report Thereon)

KPMG

安侯建業會計師事務所
KPMG Certified Public Accountants
台北市松山區105民生東路三段156號6樓
6F, No. 156, Sec. 3, Min-Sheng East Road,
Taipei, 105, Taiwan, R.O.C.

Telephone (02)2715-9999
Fax (02)2715-9888

Independent Auditors' Report

The Board of Directors
Fubon Financial Holding Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Fubon Financial Holding Co., Ltd. and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and the "Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants" of the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Fubon Financial Holding Co., Ltd. and its consolidated subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the six-month periods then ended, in conformity with "Guidelines Governing the Preparation of Financial Reports by Securities Issuers", "Compilation of Principles for Financial Statements of Financial Holding Companies", and generally accepted accounting principles in Republic of China.

The accompanying consolidated financial statements as of and for the six-month period ended June 30, 2004 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(20) to the consolidated financial statements.

KPMG

Taipei, Taiwan (Republic of China)
August 10, 2004.

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2004 and 2003
(expressed in thousands of New Taiwan dollars)

Assets	2003 NT$	2004 NT$	2004 US$
Current assets:			
Cash and cash equivalents (notes 4 and 27)	$ 47,303,615	64,856,825	1,926,822
Due from Central Bank and other banks (note 5)	124,753,085	102,548,833	3,046,608
Short-term investments, net (notes 6, 26 and 27)	309,436,184	528,886,198	15,712,602
Notes and accounts receivable, net (note 10)	26,993,817	31,560,030	937,612
Securities finance margin receivables (note 9)	13,713,576	20,114,707	597,585
Other financial assets – current	1,318,398	1,373,497	40,805
Trading securities, net (notes 7 and 27)	22,299,141	19,085,855	567,019
Bonds purchased under agreements to resell (notes 8 and 26)	748,031	23,286,904	691,827
Prepaid expenses and other current assets (note 22)	2,232,915	1,120,291	33,283
Total current assets	548,798,762	792,833,140	23,554,163
Margin loans, and exchange bills negotiated and discounted, net (notes 11 and 26)	529,269,348	570,254,755	16,941,615
Long-term investments (notes 12, 13 , 26 and 27)	77,817,582	128,814,103	3,826,919
Fixed assets (notes 13, 26 and 27):			
Land	9,577,427	9,575,267	284,470
Buildings	7,590,372	7,763,909	230,657
Other equipment	7,266,276	12,926,423	384,029
	24,434,075	30,265,599	899,156
Less: accumulated depreciation	(6,638,809)	(6,976,852)	(207,274)
Construction in progress and advance payments	99,632	170,829	5,075
Net fixed assets	17,894,898	23,459,576	696,957
Intangible assets	770,656	1,082,085	32,148
Other assets (notes 14, 15, 22, 26 and 27)	21,261,328	44,414,771	1,319,512
Total assets	$ 1,195,812,574	1,560,858,430	46,371,314

Liabilities and Stockholders' Equity	2003 NT$	2004 NT$	2004 US$
Current liabilities:			
Short-term borrowings (note 27)	$ -	3,528,561	104,829
Commercial paper payable (notes 16 and 27)	1,796,923	8,475,901	251,809
Current installments of bonds payable (note 18)	-	13,714,145	407,432
Bonds sold under agreements to repurchase (notes 8 and 26)	28,297,213	117,552,972	3,492,364
Due to Central Bank and other banks	38,401,086	45,291,519	1,345,559
Stock warrant liabilities (note 17)	165,439	285,001	8,467
Notes and accounts payable	31,950,893	40,874,400	1,214,332
Securities finance margin deposits received (notes 9 and 26)	1,433,965	1,346,481	40,002
Payable for securities financing (notes 9 and 26)	1,840,816	1,698,400	50,458
Other current liabilities (note 22)	8,169,315	5,185,273	154,049
Total current liabilities	112,055,650	237,952,653	7,069,301
Deposits and remittances (notes 15 and 26)	720,172,161	877,612,095	26,072,849
Borrowed from Central Bank and other banks	39,279,394	42,737,858	1,269,693
Long-term liabilities:			
Bonds payable (note 18)	16,469,698	13,290,368	394,841
Financial bonds (note 19)	37,700,000	65,400,000	1,942,959
Reserve for land revaluation increment tax	9,263	9,263	275
Accrued pension liability (note 21)	555,459	388,369	11,538
Other	1,434,214	2,602,781	77,326
Total long-term liabilities	56,168,634	81,690,781	2,426,939
Other liabilities:			
Reserve for operations and other liabilities (note 20)	114,921,226	137,467,049	4,083,988
Minority interest	-	3,897,799	115,799
Other	13,077,651	35,678,746	1,059,975
Total other liabilities	127,998,877	177,043,594	5,259,762
Total liabilities	1,055,674,716	1,417,036,981	42,098,544
Total stockholders' equity (notes 22 and 23):			
Common stock	82,541,193	82,541,193	2,452,204
Capital surplus	57,045,326	57,612,035	1,711,588
Retained earnings:			
Legal reserve	14,629,019	16,033,447	476,335
Special reserve	2,657,235	2,422,870	71,981
Unappropriated retained earnings	9,646,834	9,034,687	268,410
Total retained earnings	166,519,607	167,644,232	4,980,518
Equity adjustments			
Unrealized losses on valuation of long-term investments (note 12)	(792,775)	(649,637)	(19,300)
Cumulative foreign currency translation adjustments	118,648	179,149	5,322
Net loss from unrecognized pension cost	(5,534)	(1,998)	(59)
Total equity adjustments	(679,661)	(472,486)	(14,037)
Treasury stock	(25,702,088)	(23,350,297)	(693,711)
Total stockholders' equity	140,137,858	143,821,449	4,272,770
Commitments (notes 26 and 28)			
Total liabilities and stockholders' equity	$ 1,195,812,574	1,560,858,430	46,371,314

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six-month periods ended June 30, 2004 and 2003
(expressed in thousands of New Taiwan dollars)

	2003 NT$	2004 NT$	2004 US$
Revenues:			
Interest income (notes 25 and 26)	$ 16,617,282	19,435,667	577,411
Reinsurance premium (note 26)	35,863,468	28,132,980	835,798
Gross written premiums	2,429,038	3,122,141	92,755
Recovery from provision	11,139,979	11,397,398	338,603
Service fees (note 26)	5,520,270	8,182,329	243,088
Gain on trading and investment securities	7,778,608	2,972,099	88,298
Gain on long-term equity investments, net (note 12)	93,795	206,427	6,133
Other operating revenues (notes 25 and 26)	710,442	4,544,658	135,017
Gain on disposal of long-term investment	608,598	61,181	1,818
Investment income for risk of policy holders	8,280,936	11,518,568	342,203
Total revenues	89,042,416	89,573,448	2,661,124
Expenses:			
Interest expense (notes 25 and 26)	6,292,692	6,685,930	198,631
Reinsurance premium ceded	6,956,387	7,133,570	211,930
Commission expense	2,292,654	2,560,446	76,068
Benefits and claims	7,817,651	9,769,715	290,247
Provision for premium reserves	31,169,699	24,201,188	718,990
Provision for special claims reserve	833,668	367,025	10,904
Brokerage securities transaction charge	2,769,945	2,445,603	72,656
Provision for operating reserve	2,867,905	1,570,352	46,654
Investment expense for risk of policy holders	8,280,936	11,518,568	342,203
Other operating expenses (notes 25 and 26)	783,687	1,711,334	50,842
Total expenses	70,065,224	67,963,731	2,019,125
Gross operating profit	18,977,192	21,609,717	641,999
Operating expenses (note 21)	9,612,362	11,410,231	338,985
Operating income	9,364,830	10,199,486	303,014
Nonoperating revenues	2,110,009	3,298,939	98,008
Nonoperating expenses (note 3)	1,351,270	2,536,389	75,353
Income from continuing operations before income tax	10,123,569	10,962,036	325,669
Income tax expense (note 22)	680,884	1,927,514	57,264
Extraordinary item (note 18)	-	27,627	821
Net income before minority interest and pre-acquisition income	9,442,685	9,006,895	267,584
Pre-acquisition income	-	493,833	14,671
Minority interest income	-	89,471	2,658
Net income	$ 9,442,685	8,423,591	250,255
Earnings per share – basic	$ 1.28	1.14	0.03
Earnings per share – diluted	$ 1.24	1.11	0.03

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For the six-month periods ended June 30, 2004 and 2003
(expressed in thousands of New Taiwan dollars)

	Common Stock	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings	Unrealized Losses on Valuation of long-term Investments	Cumulative Foreign Currency Translation Adjustments	Unrecognized Pension cost	Treasury Stock	Total
Balance at January 1, 2003	$ 82,914,373	58,815,801	13,687,534	2,515,056	9,576,102	(813,589)	130,028	(5,534)	(28,017,702)	138,802,069
Appropriations of retained earnings (note 15)										
Legal reserve	-	-	941,485	-	(941,485)	-	-	-	-	-
Special reserve	-	-	-	142,179	(142,179)	-	-	-	-	-
Cash dividends	-	(1,542,569)	-	-	(7,712,848)	-	-	-	-	(9,255,417)
Employee stock bonus	-	-	-	-	(2,000)	-	-	-	-	(2,000)
Remuneration to directors and supervisors	-	-	-	-	(7,931)	-	-	-	-	(7,931)
Cumulative foreign currency translation adjustments	-	-	-	-	-	-	(11,380)	-	-	(11,380)
Unrealized long-term investment loss	-	-	-	-	-	20,814	-	-	-	20,814
Long-term investment adjustment	-	469	-	-	-	-	-	-	-	469
Issuance of treasury stock	-	43,981	-	-	-	-	-	-	1,104,568	1,148,549
Retirement of treasury stock	(373,180)	(272,356)	-	-	(565,510)	-	-	-	1,211,046	-
Net income for the six-month period ended June 30, 2003	-	-	-	-	9,442,685	-	-	-	-	9,442,685
Balance at June 30, 2003	$ 82,541,193	57,045,326	14,629,019	2,657,235	9,646,834	(792,775)	118,648	(5,534)	(25,702,088)	140,137,858
Balance at January 1, 2004	$ 82,541,193	57,498,913	14,629,019	2,657,235	14,248,430	(579,225)	91,092	(1,998)	(24,617,207)	146,467,452
Appropriations of retained earnings (note 15):										
Legal reserve	-	-	1,404,428	-	(1,404,428)	-	-	-	-	-
Reversal of special reserve	-	-	-	(234,365)	234,365	-	-	-	-	-
Cash dividends	-	-	-	-	(12,451,635)	-	-	-	-	(12,451,635)
Employee stock bonus	-	-	-	-	(3,000)	-	-	-	-	(3,000)
Remuneration to directors and supervisors	-	-	-	-	(12,636)	-	-	-	-	(12,636)
Cumulative foreign currency translation adjustments	-	-	-	-	-	-	88,057	-	-	88,057
Unrealized long-term investment losses	-	-	-	-	-	(70,412)	-	-	-	(70,412)
Issuance of treasury stock	-	64,029	-	-	-	-	-	-	1,174,653	1,238,682
Gain on disposal of treasury stock by subsidiaries	-	28,786	-	-	-	-	-	-	-	28,786
Convertible bonds payable transferred to common stock	-	20,307	-	-	-	-	-	-	92,257	112,564
Net income for the six-month period ended June 30, 2004	-	-	-	-	8,423,591	-	-	-	-	8,423,591
Balance at June 30, 2004	$ 82,541,193	57,612,035	16,033,447	2,422,870	9,034,687	(649,637)	179,149	(1,998)	(23,350,297)	143,821,449

See accompanying notes to consolidated financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Statements of cash flows

For the six-month periods ended June 30, 2004 and 2003
(expressed in thousands of New Taiwan dollars)

	2003 NT$	2004 NT$	2004 US$
Cash flows from operating activities:			
Net income	$ 9,442,685	8,423,591	250,255
Adjustments to reconcile net income to net cash:			
Amortization and depreciation	714,228	778,296	23,122
Provision for bad debts	334,955	1,587,867	47,174
Loss on disposal of fixed assets	18,098	47,534	1,412
Loss (gain) on disposal of short-term investments	(146,416)	51,378	1,527
Reversal of allowance for decline in market value of short-term investments	(951)	(107,360)	(3,189)
Gain on long-term investments under equity method	(93,795)	(83,376)	(2,477)
Gain on disposal of long-term investments	(602,153)	(163,869)	(4,868)
Loss in devaluation of trading securities	334,804	110,589	3,285
Provision for business reserve	13,006,508	13,032,108	387,169
Loss on disposal of collateral assumed	16,891	-	-
Fixed assets expensed	271	-	-
Decrease (increase) in trading securities	1,504,992	(2,698,585)	(80,172)
Decrease (increase) in receivables for securities financing	921,586	(1,216,018)	(36,127)
Decrease (increase) in resale bonds	1,648,440	(21,990,950)	(653,326)
Decrease (increase) in receivables	3,419,876	(3,608,093)	(107,192)
Decrease (increase) in prepayments and other current assets	(488,469)	37,554	1,116
Increase (decrease) in payables for securities financing	(149,306)	46,630	1,385
Increase (decrease) in repurchased bonds payable	(1,150,598)	96,271,846	2,860,126
Increase (decrease) in stock warrant liabilities	(45,055)	157,689	4,685
Increase (decrease) in payables	3,925,512	5,016,054	149,021
Increase (decrease) in compensation interest payable and foreign currency exchange gains	182,075	-	-
Increase (decrease) in refundable deposit for securities financing	(189,115)	23,559	700
Decrease in current liabilities	(836,505)	(1,981,803)	(58,877)
Net cash flows provided by operating activities	31,768,558	93,734,641	2,784,749
Cash flows from investing activities:			
Increase in due from Central Bank of China and banks	(9,955,118)	(1,620,309)	(48,138)
Increase in short-term investments	(19,512,335)	(144,462,040)	(4,291,802)
Increase in loans	(11,626,480)	(55,451,810)	(1,647,410)
Payment of long-term investments	(26,152,616)	(53,445,892)	(1,587,816)
Purchase of fixed assets	(898,286)	(6,221,718)	(184,840)
Proceeds from sale of long-term investments	13,036,662	4,673,757	138,852
Proceeds from sale of fixed assets	130,136	27,584	820
Increase in other assets	(1,407,963)	(17,153,249)	(509,603)
Net cash flows used in investing activities	(56,386,000)	(273,653,677)	(8,129,937)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings and commercial paper payable	(3,142,972)	1,782,370	52,952
Increase in bonds payable and financial bonds	8,700,000	16,332,502	485,220
Increase (decrease) in deposits	(1,637,075)	137,596,034	4,087,820
Increase in due to Central Bank of China and banks	11,315,675	16,313,486	484,655
Increase in refundable deposits and other liabilities	4,449,330	20,293,780	602,905
Decrease in borrowed from Central Bank and other banks	(4,033,711)	(12,225,022)	(363,191)
Treasury stock transferred to employees	293,528	1,238,682	36,800
Net cash flows provided by financing activities	15,944,775	181,331,832	5,387,161
Effect of exchange rate changes	(37,385)	(6,456)	(192)
Net increase (decrease) in cash and cash equivalents	(8,710,052)	1,406,340	41,781
Cash and cash equivalents at beginning of period	56,013,667	63,450,485	1,885,041
Cash and cash equivalents at end of period	$ 47,303,615	64,856,825	1,926,822
Supplemental disclosure of cash flow information:			
Cash payments of interest	$ 7,223,979	5,964,658	177,203
Cash payments of income tax	$ 711,582	919,630	27,321
Financing and investing activities not affecting cash:			
Short-term investments transferred to long-term investments	$ -	40,134,024	1,192,336
Long-term investments transferred to short-term investments	$ 13,686,726	6,448,023	191,563
Declaration of cash dividend	$ 9,255,417	12,451,635	369,924
Declaration of employee stock bonus and remuneration for directors and supervisors	$ 9,931	15,637	465

See accompanying notes to consolidated financial statements.

(all amounts expressed in thousands of New Taiwan dollars unless otherwise specified)

(1) Organization and Business Scope

Fubon Financial Holding Co., Ltd. (the Company) was established in December 2001 pursuant to the Financial Holding Company Law in Taiwan.

In connection with the formation of the Company, substantially all of the assets and liabilities and related operations of Fubon Insurance Co., Ltd. (Fubon Insurance) were transferred to a new wholly owned subsidiary named Fubon Insurance. The "former" Fubon Insurance was renamed Fubon Financial Holding Co., Ltd. Secondly, shares of Fubon Securities Co., Ltd. (Fubon Securities), Fubon Commercial Bank Co., Ltd. (Fubon Bank), and Fubon Life Assurance Co., Ltd. (Fubon Assurance) were exchanged for shares in the Company on December 19, 2001. The share exchange ratios of Fubon Securities, Fubon Bank, and Fubon Assurance were 1.5078 shares, 1.7053 shares and 0.7556 shares, respectively.

On August 28, 2002, shares of Fubon Asset Management Co., Ltd. (Fubon Asset Management) were exchanged for shares in the Company. The share exchange ratio of Fubon Asset Management was 0.3778 shares.

On December 23, 2002, shares of TaipeiBank Co., Ltd. (TaipeiBank) were exchanged for shares in the Company. The share exchange ratio of TaipeiBank was 0.8725 shares.

In September 2003, shares of Fubon Direct Marketing Consulting Co., Ltd. (Fubon Direct Marketing) were purchased with cash by the Company.

In October 2003, shares of Fubon Holding Venture Capital Co., Ltd. (Fubon Holding Venture Capital) were purchased with cash by the Company.

In March 2004, 75% of the shares of International Bank of Asia, Limited (IBA) were purchased with cash by the Company.

The following is a description of the subsidiaries of the reporting entities:

1) Fubon Insurance was incorporated on December 19, 2001, and undertook all rights and liabilities of the former Fubon Insurance Co., Ltd. incorporated in 1961. It is primarily engaged in the business of property and casualty insurance.

2) Fubon Securities was incorporated on July 11, 1988, as a company with an integrated securities firm license. Fubon Securities' operations include brokerage, margin lending, securities financing and refinancing, security transfer services, brokerage services and securities underwriting.

(Continued)

3) Fubon Bank was authorized by the ROC Ministry of Finance (MOF) to operate as a commercial bank on August 1, 1991, and started its regular commercial operations on April 20, 1992. Fubon Bank was established pursuant to the Banking Law to engage in all commercial banking operations defined by the Banking Law.

4) Fubon Bills Finance Co., Ltd. (Fubon Bills Finance) was incorporated on March 18, 1997, a wholly owned subsidiary of Fubon Bank. Fubon Bills Finance is primarily engaged in brokerage of short-term bills and the underwriting, certification, guarantee, and endorsement of commercial paper.

5) Fubon Assurance was incorporated on July 3, 1992, under the laws of the Republic of China and received its license on June 3, 1993. Fubon Assurance is engaged in the business of life insurance underwriting.

6) Fubon Asset Management was incorporated in September 1992 as a company limited by shares. The Company's operations include raising securities investment trust funds through issuance of beneficiary certificates to invest in securities and related products, managing discretionary trust funds and other operations approved by the authorities.

7) TaipeiBank started as a financial institution of the Taipei City Government (TCG) in 1969. On July 1, 1984, it was reorganized into a limited liability corporation and was renamed City Bank of Taipei Co., Ltd. The bank was subsequently renamed Taipei Bank Co., Ltd. on January 1, 1993. TaipeiBank engages in the following:

   1. all commercial banking operations authorized under the Banking Law;
   2. trust operations;
   3. handling of the public-benefit lottery operations; and
   4. other authorized operations.

   In addition to the aforementioned activities, TaipeiBank continues to handle certain functions for the TCG, primarily the acceptance of payments for taxes, fines, and other fees and the payments of principal and interest on bonds issued by the TCG.

8) International Bank of Asia (IBA) founded in 1982. IBA engages in the following:

   1. retail and consumer banking;
   2. commercial banking;
   3. investment banking;
   4. investment and financial management services; and

(Continued)

5. property for sale services and others.

(2) Summary of Significant Accounting Policies

1) Principles of consolidation

The consolidated financial statements include the accounts of the Company, the subsidiaries (in accordance with the regulations of the Taiwan Securities and Futures Commission (SFC)), and certain majority-owned (50% or more) subsidiaries in accordance with the requirements of ROC Statement of Financial Accounting Standards (ROC SFAS) No. 7. All inter-company accounts and transactions have been eliminated in the consolidated financial statements.

Pursuant to ROC SFAS No. 7 and the regulations of the SFC, if the total assets and operating revenue of a subsidiary are less than 10% of the nonconsolidated total assets and operating revenues of the Company, respectively, the subsidiary's financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, if the sum of total assets or operating revenue of subsidiaries which are not included in the consolidated statements reaches more than 30% of the Company's respective account, subsidiaries with total assets or operating revenue of more than 3% of the Company's are included in the consolidated statements. The subsidiaries continue to be included in the consolidated statements unless the sum of total assets or net income falls 20% or less of the Company's respective account.

The following entities have been included in the consolidated financial statements:

	June 30, 2003	**June 30, 2004**
Fubon Insurance	100.00%	100.00%
Fubon Assurance	100.00%	100.00%
Fubon Bank	100.00%	100.00%
Fubon Bills Finance	100.00%	100.00%
Fubon Securities	100.00%	100.00%
TaipeiBank	100.00%	100.00%
Fubon Asset Management	100.00%	100.00%
IBA	-	75.00%

2) Principles of classifying assets and liabilities as current and noncurrent

Cash or cash equivalents that are not restricted in use, assets held for the purpose of trading and assets that will be held short term and are expected to be converted to cash within 12 months of the balance sheet date are listed as current assets; otherwise, they are listed as noncurrent assets.

Liabilities that must be fully liquidated within 12 months after the balance sheet date are listed as current liabilities; otherwise, they are listed as noncurrent liabilities.

(Continued)

3) Foreign currency transactions

Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet date. Exchange gains or losses are included in the current year's results.

The financial statements of foreign branches and overseas business units (OBUs) are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative foreign currency translation adjustment in stockholders' equity.

4) Statement of cash flows

For purposes of the statements, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates.

5) Short-term investment, bonds sold/purchased under agreement to repurchase/resell, and trading securities

Marketable equity securities and trading securities are recorded at cost when acquired and are determined at the lower of aggregate cost or market value on the balance sheet date. Stock dividends are treated as an increase in the number of shares. The cost of marketable equity securities and of trading securities sold is determined by the weighted-average-cost method except for the government bonds disposed of by Fubon Assurance, which are accounted for using the specific identification method.

The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Sales or purchases of bonds and short-term bills under agreements to repurchase or resell for the Company are stated at cost. The difference between the original purchase cost (or sale price) and the contracted resale (or repurchase) amount is recognized as interest income (or interest expenses). Irrespective of the above, such transactions were treated as outright sales or purchases by Fubon Bank and TaipeiBank before 2003 pursuant to a directive issued by the MOF. For the effects of accounting changes, please refer to note 3.

(Continued)

6) Allowance for and write-off of doubtful accounts

Credit terms are decided by the term to maturity of loans. The loan period of short-term loans is within one year, the loan period of medium-term loans is one to seven years and the loan period of long-term loans is more than seven years. Loans with pledged assets and qualified guarantees are recorded as secured loans.

All loans are recorded initially as the actual amount lent out and reported at their outstanding principal balances net of any provisions for doubtful accounts. An allowance for doubtful accounts is determined by an evaluation of the collectibility of loans, receivables (including overdue receivables and interest receivables) and advance accounts. Doubtful accounts are written off when the recovery possibility is remote.

The MOF first announced in 1999 that the value-added tax rate would be reduced from 5% to 2%. However, the 3% reduction is required to be held in a "bad debt reserve" account for four years effective on July 1, 1999, to relieve any potential bad debts which may arise for the Company. Moreover, in accordance with Ruling Wa-Chung-One-Yi No. 09200114870, the aforementioned provision for banks and insurance companies is still valid until the ratio of overdue accounts is lower than 1%.

The aforementioned allowance is recognized as operation cost in the provision for bad and doubtful accounts, and charged to current operations.

7) Long-term investment

1. Long-term equity investment

Long-term investment of less than 20% in an investee's common stock is accounted for under the cost method; however, if a decline in the investment's value is considered other than temporary, the investment is written down to reflect such a decline and the resulting loss is recognized in the period it occurred.

Long-term investments are accounted for under the equity method when the percentage of ownership exceeds 20%, or is less than 20% but the Company has significant influence over the investee. The difference between investment cost and the investee's net equity is amortized on a straight-line basis over a period of 5~10 years.

Stock dividends are not recognized as income but treated as increases in the number of shares held. Cost is determined by the weighted-average method when disposing of long-term investments.

(Continued)

The increase in the Company's proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Company's proportionate share in the net assets of the investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exists, it will be debited against unappropriated retained earnings.

When a short-term investment is reclassified to long-term investment or vice versa, the Company compares the book value of the investment to its fair value. If the market price is lower than its book value, the Company immediately recognizes those losses due to the decline in fair value and uses the fair value as the new cost basis.

2. Long-term bond investments

Long-term bond investments, which are intended to be held for over one year are recorded at amortized cost. Premiums and discounts are amortized on a straight-line basis over the period that the Company intends to hold the investment.

3. Investments in real estate

Investments in real estate are recorded at cost when acquired; however, if a decline in the investment's value is considered other than temporary, the investment is written down to reflect such a decline and the resulting loss is recognized in the period it occurs. The cost of an investment in real estate, its corresponding revaluation surplus, and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from disposal of an investment in real estate is classified as an operating gain or loss.

8) Property, equipment and leasehold assets

Property, equipment and leasehold assets are stated at cost, and major purchases, renewals and improvements are capitalized. Repairs and maintenance are charged to expenses as incurred. Apart from land, depreciation of fixed assets is calculated on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the leases or useful lives of such improvements. Gains or losses on the disposal of fixed assets are recorded as nonoperating income or losses.

Useful lives for depreciation, which is calculated using the straight-line method, are as follows:

Transportation equipment	3 to 10 years
Furniture, fixtures, and equipment	3 to 8 years
Other facilities	3 to 20 years
Leasehold improvements	3 years
Buildings	3 to 60 years

(Continued)

9) Intangible assets

Operating rights and goodwill are recorded at cost and amortized on a straight-line basis over a period of 5~20 years.

10) Other assets

1. Deferred charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property – over 3 years; and bonds issuance costs – over the redemption period.

2. Collateral assumed

Collateral and assets received are stated at the net realizable value: the amount the bank receives when debtors cannot meet obligations and the collateral and residuals are auctioned off. Any discrepancy from the initial claim will be reflected as credit loss. Gains or losses on disposition are included in current earnings.

3. Nonperforming loans

Receivables that are six months or more past due as to principal or interest, or where reasonable doubt exists as to timely collection and they are approved by the board of directors, are generally classified as nonperforming loans.

4. Statutory deposits

In according with the ROC Insurance Law, the Company has deposited in the Central Bank of China an amount equivalent to 15% of the issued capital of subsidiaries engaged in life insurance and property and casualty insurance as a guarantee.

5. Investment-type insurance policies

Fubon Assurance is engaged in selling investment-type insurance policies. The payment of premiums, net of administrative expenses, should be booked in a separate account and should only be used in the way agreed to by the insured. The assets of separate accounts are valued at market price on the balance sheet date, and the Company follows the related rules and financial accounting standards in the ROC to determine the net asset value. According to accounting practices in the insurance industry, the assets, liabilities, revenue and expenses are booked as "investment-type insurance policy assets", "investment-type insurance policy liabilities", "investment-type insurance policy revenue" and "investment-type insurance expenses", respectively.

(Continued)

11) Stock warrant liabilities

Proceeds received from issuing stock warrants are recorded as "stock warrant liabilities" in the accompanying consolidated balance sheets. The Company is allowed to repurchase those warrants as a reduction in stock warrant liabilities. Stock warrant liabilities are valued at the fair value on the balance sheet date. A decrease in stock warrant liabilities is recognized as a gain on issuance of stock warrants. As stipulated in SFC regulations, the increase in stock warrant liabilities should be deferred and not recorded as a loss in the current period if such increase is less than the unrealized gain on evaluation of the trading securities – hedge position. However, if the increase in stock warrant liabilities exceeds the unrealized gain on evaluation of trading securities – hedge position, the excess amount is recognized as a loss in the accompanying consolidated income statement.

12) Convertible bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

13) Reserve for operations

Reserve for operations includes provisions for guarantees and losses on breach of contract, etc., recognized by the banking insurance and securities industry which are in accordance with the regulations of the respective authorities.

14) Derivative financial instruments

1. Foreign currency forward contracts

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts on a straight-line basis. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted, with the resulting amount presented as either an asset or liability.

2. Foreign currency swaps

Memorandum entries of the notional amounts of foreign currency swap contracts entered into for hedging purposes are recorded on the contract dates. Unrealized gains or losses resulting from the subsequent change in foreign currency exchange rates are recognized as current period gains or losses.

(Continued)

3. Cross currency swaps

For cross currency swap contracts, memorandum entries of nominal amounts are recorded on the contract date. The premiums or discounts arising from the contracts are amortized over the prevailing period. Cross currency swap accounts receivable and accounts payable are offset on the balance sheet date, with the differences listed as net assets or liabilities. For trading contracts, differences in market value are recognized as transaction gains or losses. For nontrading contracts, interest receivables or payables and amortized principal as determined by agreement are recognized as current interest income or expense, along with the hedged items.

4. Interest rate swaps

As no principal amounts are exchanged for interest swaps upon settlement, the transactions are recorded in the memo account on the contract dates. For interest rate swap contracts used for purposes other than trading, net interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to interest income or expense of the items being hedged.

5. Options

The premium paid or received on option contracts entered into for hedging purposes are recognized as an asset or liability on the contract date. Losses or gains arising from such transactions are recognized as an adjustment of the item being hedged.

The notional amount of option contracts entered into for trading purposes is recognized as an asset or liability on the contract date. Losses or gains arising from such transactions are recorded as transaction gains or losses. At the balance sheet date, the assets and liabilities arising from option contracts are restated using the market value of the contracts, and the resulting differences are recognized as income or loss.

6. Forward interestrate agreements (FRAs)

Only memorandum entries at notional principals are made on the contract date for forward interest rate agreements. Interest receivables or payables accrued per contract rates and the hedged positions are reported as current interest revenue or expenses.

7. Asset swaps and options

The Company sells corporate bonds or options from the convertible bonds to other investors. Asset swaps do not involve ownership transfer and are recorded by memorandum entries; the interest exchange payments are recorded as a net amount and remeasured using the market price.

(Continued)

The Company is engaged in convertible bond option transactions. The holder pays an option premium to the Company and acquires the conversion rights of the strike price in the contract period, and the seller has the obligation to sell the option to the holder. The option premium is recorded in the balance sheet. The convertible bond option transactions are recorded by memorandum entries.

15) Pension plan

The Company has funded defined benefit pension plans covering its permanent employees.

Pension payments are in accordance with the ROC Labor Standards Law and based upon 2 points for each service year up to 15 years and 1 point for every year thereafter. The maximum pension benefit shall not exceed 45 points. Any service period of less than 6 months shall be counted as a half year, and any service period of 6 months or longer shall be counted as a full year.

The Company adopted ROC SFAS No. 18, "Accounting for Pensions", which requires actuarial determination of pension assets or obligations and the recording of pension costs. The prior service costs are amortized using the straight-line method over the average remaining service period.

16) Revenue recognition

Interest income for the Company's banking loans is accrued on unpaid principal balances in accordance with the terms of the loan. No interest revenue is recognized in the accompanying consolidated financial statements on loans and other credits extended by Fubon Bank and TaipeiBank that are classified as nonperforming loans.

Pursuant to the regulations of the MOF, the interest revenue on credits covered by agreements that extend their maturities is recognized upon collection. Service fees are recorded as income upon receipt and substantial completion of activities involved in the earnings process.

For Fubon Securities, revenue from rendering services, such as brokerage and underwriting commissions, stock affairs agent fees and futures commissions and fees, is recognized by reference to the stage of completion when this can be measured reliably as of the balance sheet date. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from equity securities is recognized on the ex-dividend date or the stockholders' resolution dates.

For Fubon Insurance, the direct written premiums are recognized when the policy is effective, and the policy-related expenses are recognized as incurred. Reinsurance premiums assumed and reinsurance commission expenses are recognized upon assumption of reinsurance. Claim expenses for assumed reinsurance policies are recognized when being notified to make claim payments. At the end of each quarter, adjustments are made based on past experience.

(Continued)

For Fubon Assurance, premiums are recognized when the policies are effective and the payments are collected. The related costs such as commission expenses are recognized upon the effective date of the policy.

17) Income tax

Estimation of income tax expense is based on accounting income. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects due to taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects due to deductible temporary differences, utilization of loss carryforwards and income tax credits are recognized as deferred income tax assets. The realization of deferred income tax assets is evaluated, and a valuation allowance is recognized accordingly. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets and liabilities. If no assets or liabilities are related, deferred tax assets and liabilities are classified based on the expected period of realization.

The 10% surtax on undistributed earnings, computed according to the ROC Income Tax Law, is charged to current income tax expense in the year of earnings distribution following a resolution at the shareholders' meeting.

In accordance with the Financial Holding Company Act, Article 49, the Consolidated Company has adopted Fubon Financial Holding as the taxpayer to file a consolidated corporate income tax return from 2002 and pay the 10% surtax on undistributed earnings from 2003. When the Consolidated Company prepared its financial statements, the Consolidated Company accounted for its income tax in conformity with SFAS No. 22, "Accounting for Income Taxes". However, the Consolidated Company also adjusted the related income tax balance in a reasonable and systematic way to reflect the differences computed under filing a consolidated corporate income tax return with Fubon Financial Holding as the taxpayer. The adjustments resulting from using Fubon Financial Holding as the taxpayer to file a consolidated corporate income tax return are recorded under receivable from (payable to) related parties.

18) Treasury stock

When the Company buys back issued stock, the Company uses the provisions of Statement of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock", to debit the treasury stock account in the amount of cost paid. When the disposal price of treasury stock is greater than the cost, the difference is credited to capital surplus – treasury stock; otherwise, the excess of the cost over the price is debited to capital surplus generated from the same type of treasury stock transactions. If the capital surplus – treasury stock account is insufficient to cover the excess of the cost over the price, retained earnings should be debited for the remaining amount. The book value of each share of treasury stock is equal to its weighted-average cost and is calculated by each group according to the cause for purchase.

(Continued)

When treasury stock is retired, capital surplus and common stock are debited according to the ratio of retiring treasury stock to total issued stock. When the book value of the retiring treasury stock is higher than the sum of its par value and capital surplus, the difference is debited to capital surplus generated from the same type of treasury stock transactions. If the capital surplus – treasury stock account is insufficient to cover the difference, retained earnings should be debited for the remaining amount. When the book value of the retiring treasury stock is lower than the sum of its par value and capital surplus, the difference is credited to capital surplus generated from similar treasury stock transactions.

According to SFC regulationss, the treasury stock purchased by the subsidiaries of the Company which was converted into the Financial Holding Company's stock should be deemed to be treasury stock and deducted from the shareholders' equity account. The Company should treat the stock held by the subsidiaries as treasury stock. Therefore, the treasury stock held by the subsidiaries of the Company which was converted into stock of Fubon Financial Holding Company is still deemed to be treasury stock.

In accordance with SFC regulations, the Company's stock held by its subsidiaries should be deemed to be treasury stock under SFAS No. 30, "Accounting for Treasury Stock", when the Company recognizes investment income or losses and applies the related accounting treatment.

19) Earnings per share

Earnings per share are calculated by dividing net income after tax by the weighted-average number of shares outstanding in each period. The effect of any increase in outstanding shares due to the issuance of stock dividends from retained earnings or capital surplus is retroactively adjusted upon approval of the Ministry of Economic Affairs (MOEA), regardless of the outstanding period of such incremental shares. The convertible bonds which have been issued were treated as common stock equivalents when calculating diluted earnings per share.

20) Convenience translation into US dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2004 New Taiwan dollar amounts into US dollar amounts is included solely for the convenience of the readers, using the noon-buying rate of the Federal Reserve Bank in New York on June 30, 2004, of NT$33.66 to US$1. The convenience translations should not be construed as representation that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into US dollars at this rate or any other rate of exchange.

(Continued)

(3) Reasons for and Effects of Accounting Changes

Fubon Assurance has changed its accounting policy on determining the cost of government bonds from the specific identification method to the weighted-average-cost method since January 1, 2004. The effect of the change in accounting policies resulted in a decrease in short-term investments – government bonds of NT$89,633, a decrease in long-term investments – governments bonds of NT$54,459, and an increase in income after tax for the six-month period ended June 30, 2004, of NT$144,092.

Sales or purchases of bonds and short-term bills under agreements to repurchase or resell were treated as outright sales or purchases originally by Fubon Bank and TaipeiBank pursuant to a directive issued by the MOF. In accordance with Accounting Research and Development Foundation of the Republic of China Interpretation Letter No. (93) 039, Fubon Bank and TaipeiBank changed their accounting policy, and such transactions are accounted for as lending transactions from 2004. Because computing the effect on retained earnings at the beginning of the period in which a change in accounting principle is made is difficult, disclosure is limited to showing the effect of the change on the results of operations of the period of change in accordance with the requirements of ROC SFAS No. 8. The effect of the change in accounting policies resulted in an increase in income before tax for the six-month period ended June 30, 2004, of NT$528,642.

(4) Cash and cash equivalents

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Cash on hand and petty cash	$ 6,186,845	6,819,218	202,591
Bank deposits	293,270	14,162,205	420,743
Cash equivalents	29,932,149	33,781,463	1,003,609
Notes and checks for clearing	4,769,236	6,227,144	185,001
Due from banks	6,146,441	3,891,190	115,603
Less: statutory deposits	(24,326)	(24,395)	(725)
Total	$ 47,303,615	64,856,825	1,926,822

For detail of pledged assets, please refer to note 27.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5) **Due from Central Bank and other banks**

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Due from the Central Bank of China	$ 21,286,462	12,108,756	359,737
Call loans to banks	71,430,968	61,582,328	1,829,540
Checking and settlement accounts	16,012,433	10,675,642	317,161
Demand account – reserve deposits	16,001,237	17,185,489	510,561
Nonreserve deposits	21,913	81,312	2,416
Other	72	915,306	27,193
Total	$ 124,753,085	102,548,833	3,046,608

(6) **Short-term Investments, Net**

The following is a summary of the major components of short-term investments as of June 30, 2003 and 2004:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Common stock and beneficiary certificates	$ 62,676,125	35,383,603	1,051,206
Government bonds	71,644,277	106,010,285	3,149,444
Commercial paper	43,927,838	25,509,724	757,865
Treasury bonds	17,838,063	8,915,784	264,878
Corporate bonds	5,311,264	4,833,364	143,594
Financial bonds	4,556,314	8,450,514	251,055
Foreign securities	3,109,672	97,540,171	2,897,807
Acceptances	5,892	231,018	6,863
NCDs	102,204,878	243,790,067	7,242,723
	311,274,323	530,664,530	15,765,435
Less: Statutory deposits	(878,744)	(869,127)	(25,821)
Unrealized exchange gains (losses)	-	4,799	142
Allowance for devaluation of trading securities	(959,395)	(914,004)	(27,154)
	$ 309,436,184	528,886,198	15,712,602

For detail of pledged assets, please refer to note 27.

(Continued)

(7) Trading Securities, Net

As of June 30, 2003 and 2004, the trading securities were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Dealer department:			
Listed stocks and funds	$ 5,924,968	4,630,612	137,570
OTC stocks	16,911	211,898	6,295
Government and corporate bonds	14,884,947	9,063,619	269,270
Emerging stocks	107,400	475,688	14,132
	20,934,226	14,381,817	427,267
Less: Allowance for devaluation of trading securities	530,150	-	-
	20,404,076	14,381,817	427,267
Underwriting department:			
Listed stocks and closed-end funds	23,073	1,001,415	29,751
Corporate bonds	829,100	1,116,830	33,180
OTC stocks	166,637	270,558	8,038
Unlisted stocks	85,000		-
	1,103,810	2,388,803	70,969
Less: Allowance for devaluation of trading securities	-	6,601	196
	1,103,810	2,382,202	70,773
Hedge position for the issuance of stock warrants:			
Listed stocks and convertible corporate bands	809,346	1,594,077	47,358
OTC stocks	-	765,231	22,734
	809,346	2,359,308	70,092
Less: allowance for devaluation of trading securities	(18,091)	(40,223)	(1,195)
	791,255	2,319,085	68,897
Insured deposits:			
Listed stocks	-	2,811	84
Less: allowance for devaluation of trading securities	-	(60)	(2)
	-	2,751	82
Total	$ 22,299,141	19,085,855	567,019

For detail of pledged assets, please refer to note 27.

(Continued)

(8) Bonds Purchased under Agreements to Resell and Sold under Agreements to Repurchase

As of June 30, 2003 and 2004, the details of bonds purchased under agreements to resell and bonds sold under agreements to repurchase were as follows:

	June 30, 2003		
	Margin lending (borrowed) amount	Period to repurchase (resell)	Interest rate (%)
Bonds sold under agreements to repurchase	$ 748,031	2003.6.16~ 2003.7.16	0.95~1.2
Bonds purchased under agreements to resell	$ (28,297,213)	2002.12.4~ 2004.6.1	0.800~2.58

	June 30, 2004			
	Margin lending (borrowed) amount		Period to repurchase (resell)	Interest rate (%)
	NT$	US$		
Bonds purchased under agreements to resell	$ 23,286,904	691,827	2004.7.1~ 2004.8.4	0.715~0.875
Bonds sold under agreements to repurchase	$ (117,552,972)	(3,492,364)	2004.7.1~ 2005.3.4	0.650~1.370

(9) Margin Loans

As of June 30, 2003 and 2004, securities received and loaned for margin lending and securities financing were as follows:

	June 30, 2003	
	Shares ('000)	Face value
Collateral securities for margin lending	1,145,661	$ 11,456,608
Securities lent for securities financing	95,580	$ 955,800
Securities borrowed for securities refinancing	580	$ 5,800

	June 30, 2004		
	Shares ('000)	Face value	
		NT$	US$
Collateral securities for margin lending	$ 1,460,580	14,605,798	433,922
Securities lent for securities financing	$ 68,556	685,560	20,367
Securities borrowed for securities refinancing	$ 55	550	16.34

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Notes and Accounts Receivable, Net

As of June 30, 2003 and 2004, notes and accounts receivable were as follows:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Accounts and notes receivable	$ 12,531,981	14,687,065	436,336
Interest accrued	4,234,396	4,269,527	126,843
Revenues receivable	2,989,111	3,596,275	106,841
Premiums receivable	2,678,972	3,227,223	95,877
Reinsurance recoverable	3,178,811	1,062,690	31,571
Due from other reinsurers	1,278,952	635,846	18,890
Others	815,774	4,885,000	145,128
	27,707,997	32,363,626	961,486
Less: allowance for bad debts	(714,180)	(803,596)	(23,874)
Total	$ 26,993,817	31,560,030	937,612

(11) Margin Loans, and Exchange Bills Negotiated and Discounted, Net

1) Loans consisted of the following as of June 30, 2003 and 2004:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Short-term advances	$ 415,034	530,950	15,774
Short-term loans and overdrafts	387,299,516	424,728,818	12,618,206
Secured short-term loans and overdrafts	7,576,459	7,045,877	209,325
Medium-term loans	46,418,700	52,192,883	1,550,591
Medium-term secured loans	16,477,130	12,263,062	364,321
Long-term loans	5,167,015	7,330,991	217,795
Long-term secured loans	53,779,383	56,335,203	1,673,654
Insurance policy loans	2,677,370	3,613,824	107,363
Letter of credit	2,904,599	2,164,629	64,309
Nonperforming loans	11,508,386	10,423,309	309,665
Gross loans	534,223,592	576,629,546	17,131,003
Less: allowance for doubtful accounts	(4,954,244)	(6,374,791)	(189,388)
Total	$ 529,269,348	570,254,755	16,941,615

(Continued)

2) The movements in allowance for doubtful accounts, including allowance for notes and accounts receivable and allowance for loans, for Fubon Bank and Taipei Bank for the six-month periods ended June 30, 2003 and 2004, were as follows:

	For Losses on Particular Loans	For Losses on Overall Loan Portfolio (excluding particular loans)	Total
Balance at January 1, 2003	$ 4,051,330	2,001,519	6,052,849
Provision for doubtful accounts	3,732,482	(778,338)	2,954,144
Write-off	(3,659,456)	-	(3,659,456)
Recovery of written-off credits	194,799	-	194,799
Effects of exchange rate changes	(878)	-	(878)
Balance at June 30, 2003	$ 4,318,277	1,223,181	5,541,458

	For Losses on Particular Loans	For Losses on Overall Loan Portfolio (excluding the particular loans)	Total NT$	Total US$
Balance at January 1, 2004	$ 4,315,784	2,405,519	6,721,303	199,682
Provision for doubtful accounts	2,086,641	(594,119)	1,492,522	44,341
Write-off	(2,818,683)	-	(2,818,683)	(83,740)
Recovery of written-off credits	741,399	-	741,399	22,026
Effects of exchange rate changes	(1,206)	-	(1,206)	(36)
Reclassify	19,760	-	19,760	587
Balance at June 30, 2004	$ 4,343,695	1,811,400	6,155,095	182,860

Interest on such loans not accrued was estimated to be $406,186 and $280,384 as of June 30, 2003 and 2004, respectively.

(Continued)

(12) Long-term Investments

1) The details of long-term equity investments, long-term bond investments and real estate investments are as follows:

Long-term equity investments	June 30, 2003 Amount NT$	%	June 30, 2004 Amount NT$	June 30, 2004 Amount US$	%
Valuation by equity method:					
Fubon Direct Marketing Consulting Co. Ltd.	$ -	-	85,901	2,552	100.00
Fubon Holding Venture Capital Co., Ltd.	-	-	995,367	29,571	100.00
Fubon Venture Capital Co., Ltd.	153,991	40.00	151,823	4,511	40.00
Sinostar Venture Capital Co., Ltd.	94,695	20.83	87,883	2,611	20.83
Fubon Securities (BVI) Ltd.	784,281	100.00	1,058,446	31,445	100.00
Fubon Futures Co., Ltd.	715,597	100.00	1,112,695	33,057	100.00
Fubon Securities Investment Service Co., Ltd.	306,379	100.00	307,939	9,149	100.00
Fubon Construction Management Co., Ltd.	45,804	30.00	45,443	1,350	30.00
Fubon Leasing Co., Ltd.	347,384	99.99	754,223	22,407	99.99
Fubon Bank Insurance Agent Co., Ltd.	35,565	95.00	35,993	1,069	95.00
Fubon Insurance Agent Co., Ltd.	1,914	99.99	3,104	92	99.00
Citi Fubon Life Insurance Company Hong Kong Limited	275,138	50.00	173,230	5,146	50.00
TaipeiBank Insurance Agent Co., Ltd.	119,880	99.99	106,237	3,156	99.99
Less: allowance for valuation loss	-	-	-	-	-
Subtotal	2,880,628		4,918,284	146,116	
Valuation by cost method:	9,517,786		9,961,603	295,948	
Valuation by lower of cost or market method:	7,567,254		10,497,383	311,865	
Less: allowance for valuation loss	(680,512)		(362,701)	(10,775)	
Subtotal	6,886,742		10,134,682	301,090	
Total long-term equity investments	$ 19,285,156		25,014,569	743,154	

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term bond investments	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Domestic:			
Bonds	$ 25,261,767	17,432,373	517,896
Corporate bonds	778,373	38,490,475	1,143,508
Financial bonds	-	500,000	14,854
Foreign:			
Bonds	2,232,782	1,515,793	45,033
Corporate bonds	20,333,403	26,093,742	775,215
Financial bonds	7,119,636	11,270,139	334,823
Structured note	-	6,030,873	179,170
Subtotal	55,725,961	101,333,395	3,010,499
Plus: unamortizative premium	3,864	-	-
Less: allowance for decline in market value	(138,540)	(534,509)	(15,880)
Statutory deposits	(3,335,347)	(3,310,362)	(98,347)
Allowance for exchange gain (loss)	(95,560)	-	-
Total long-term bond investments	$ 52,160,378	97,488,524	2,896,272

Real estate investments	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Cost:			
Land	$ 3,554,652	3,503,929	104,098
Revaluation surplus	18,331	18,331	545
Building	2,920,427	3,356,918	99,730
Construction-in-progress	389,547	-	-
Subtotal	6,882,957	6,879,178	204,373
Accumulated depreciation:			
Building	(510,909)	(568,168)	(16,880)
Real estate investments, net	$ 6,372,048	6,311,010	187,493
Total long-term investment	$ 77,817,582	128,814,103	3,826,919

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2) For the six-month periods ended June 30, 2003 and 2004, the Company's investment income (loss) from long-term equity investments based on the investees' financial statements:

	June 30, 2003	
	Original investment cost	Investment (loss) income
Fubon Venture Capital Co., Ltd.	$ 225,000	(1,347)
Sinostar Venture Capital Co., Ltd.	180,000	(1,169)
Fubon Securities (BVI) Ltd.	671,841	37,700
Fubon Futures Co., Ltd.	650,000	22,306
Fubon Investment Service Co., Ltd.	300,444	935
Fubon Construction Management Co., Ltd.	30,000	(400)
Fubon Leasing Co., Ltd.	999,900	(405)
Fubonbank Insurance Agent Co., Ltd.	1,900	28,656
Fubon Insurance Agent Co., Ltd.	1,980	160
Citi Fubon Life Insurance Company Hong Kong Limited	448,226	(51,888)
Hwa Venture Capital Co., Ltd.	30,000	(37,382)
TaipeiBank Agent Co., Ltd.	20,000	96,629
Total	$ 3,559,291	93,795

	June 30, 2004			
	Original investment cost		Investment (loss) income	
	NT$	US$	NT$	US$
Fubon Direct Marketing Consulting Co., Ltd.	$ 87,613	2,603	(7,784)	(231)
Fubon Financial Holding Venture Capital Co., Ltd.	1,000,000	29,709	(3,271)	(97)
Fubon Venture Capital Co., Ltd.	225,000	6,684	(5,700)	(169)
Sinostar Venture Capital Co., Ltd.	180,000	5,348	(2,111)	(63)
Fubon Securities (BVI) Ltd.	755,841	22,455	149,325	4,436
Fubon Futures Co., Ltd.	1,024,128	30,426	50,606	1,503
Fubon Securities Investment Service Co., Ltd.	300,444	8,926	1,238	37
Fubon Construction Management Co., Ltd.	30,000	891	(399)	(12)
Fubon Leasing Co., Ltd.	999,900	29,706	1,036	31
Fubonbank Insurance Agent Co., Ltd.	1,900	56	23,591	701
Fubon Insurance Agent Co., Ltd.	1,980	59	996	30
Citi Fubon Life Insurance Company Hong Kong Limited	448,226	13,316	(68,864)	(2,046)
TaipeiBank Agent Co., Ltd.	20,000	594	67,764	2,013
Total	$ 5,075,032	150,773	206,427	6,133

(Continued)

3) For the six-month periods ended on June 30, 2003 and 2004, government bonds of $13,686,727 and $5,806,729 were reclassified to and from short-term investments, respectively. For the six-month period ended on June 30, 2004, government bonds of $38,126,387 was reclassified to and from long-term investments.

4) For details of pledged assets, please refer to note 27.

5) In connection with the insurance on real estate investments, please refer to note 4(9), "Fixed Assets".

6) Total rental income for the next five years as of June 30, 2004, is summarized as follows:

Years	Amount NT$	Amount US$
July 1, 2004~December 31, 2005	$ 297,385	8,835
Janyary 1, 2005~December 31, 2006	250,706	7,448
Janyary 1, 2006~December 31, 2007	181,562	5,394
Janyary 1, 2007~December 31, 2008	123,143	3,659
Janyary 1, 2008~December 31, 2009	64,567	1,918
	$ 917,363	27,254

(13) Fixed Assets

As of June 30, 2003 and 2004, the amounts of insurance coverage on all property and equipment, leasehold assets and real estate investments were $3,979,827 and $9,542,883, respectively.

(Continued)

(14) Other Assets

Other assets as of June 30, 2003 and 2004, consisted of the following:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Investment-type insurance policies	$ 10,557,249	26,082,716	774,887
Guarantee deposits	5,491,881	5,889,983	174,985
Deferred pension cost	1,250,611	463,800	13,779
Deferred charges	975,252	287,998	8,556
Foreclosed real estate	726,499	406,011	12,062
Deferred income tax assets–net	575,001	588,872	17,495
Other long-term account receivable, net	455,180	32,031	952
Settlement and clearing funds	388,760	375,785	11,164
Leased assets–net	202,263	591,108	17,561
Other financial assets – noncurrent	-	2,300,000	68,330
Other	638,632	7,396,467	219,741
	$ 21,261,328	44,414,771	1,319,512

Some investors failed to settle stocks purchased by margin lending. Therefore, the Company disposed of the collateral securities and collected the receivables. As of June 30, 2003 and 2004, the uncollected receivables relating to collateral securities purchased by investors through margin lending were unable to be disposed of.

The Company recorded the uncollected receivables from such failed margin lending finance contracts as "other long-term accounts receivable". As of June 30, 2003 and 2004, the details of long-term accounts receivable were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Other long-term accounts receivable	$ 1,555,682	1,072,349	31,858
Less: allowance for doubtful accounts	1,100,502	1,040,318	30,906
Other long-term accounts receivable, net	$ 455,180	32,031	952

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15) Deposits and Remittances

Deposits as of June 30, 2003 and 2004, consisted of the following:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Checking accounts	$ 73,734,710	74,523,409	2,214,005
Demand deposits	58,186,281	107,921,312	3,206,219
Time deposits	165,992,375	161,648,416	4,802,389
NCDs	3,115,800	90,184,773	2,679,286
Savings accounts	418,153,049	442,860,211	13,156,869
Remittances	989,946	473,974	14,081
	$ 720,172,161	877,612,095	26,072,849

(16) Commercial Paper

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Commercial paper	$ 1,800,000	8,490,000	252,228
Less: discount on commercial paper	3,077	14,099	419
	$ 1,796,923	8,475,901	251,809
Interest rates	0.87%~1.18%	0.975%~1.190%	

Please see note 27 for collateral pledged for the above commercial paper.

(Continued)

(17) Stock Warrant Liabilities

As of June 30, 2003 and 2004, stock warrant liabilities recorded in the accompanying consolidated balance sheets were as follows:

		June 30, 2003					
Stock warrant issued	Underlying securities	Issued units	Issued units repurchased	Issue price (per share)	Exercise price (per share)	Conversion ratio	Market price (per share)
Fubon-17	BenQ	20,000	5,552	9.00	91.50	6.70	0.15
Fubon-18	UMC	20,000	7,529	5.00	36.27	5.58	0.50
Fubon-19	TSMC	20,000	8,186	5.00	53.40	7.12	7.20
Fubon-20	Mega Holdings	25,000	1,235	3.30	21.19	4.90	1.30
Fubon-21	Chinatrust	25,000	15,834	4.50	35.36	6.04	2.00
Fubon-22	Sinopac Holding	25,000	7,504	2.72	16.98	5.20	1.10
Fubon-23	ASUS	20,000	19,694	9.20	95.25	6.90	11.45

		June 30, 2004					
Stock warrant issued	Underlying securities	Issued units	Issued units repurchased	Issue price (per share)	Exercise price (per share)	Conversion ratio	Market price (per share)
Fubon-24	Ya Hsin Industrial Corp.	80,000	25,844	1.10	63.00	4.77	0.10
Fubon-25	Cathay Holding	20,000	13,293	5.33	53.17	7.67	10.15
Fubon-44	Chia Hsin Cement Group	20,000	6,058	2.25	22.56	8.36	0.95
Fubon-28	FPC	20,000	16,910	5.10	63.70	9.61	0.05
Fubon-45	Hua Nan Financial Holdings Co., Ltd.	20,000	10,576	2.20	37.83	13.23	0.55
Fubon-30	International Bank of Taipei	20,000	5,490	2.34	23.40	7.69	2.90
Fubon-31	Far Eastern	25,000	8,767	2.18	22.75	8.03	1.60
Fubon-46	Fuhwa Financing Holding Company Limited	20,000	2,384	1.60	19.20	10.00	0.40
Fubon-33	Advanced Semiconductor Engineering, Inc.	20,000	5,572	3.04	43.29	10.95	0.05
Fubon-34	Compeg Manufacturing Co., Ltd.	20,000	1,361	3.30	23.16	5.85	0.15
Fubon-35	Chi Mei Optoelectronics Corp.	25,000	7,253	3.00	55.95	12.43	3.85
Fubon-36	Taincon Spinning Co., Ltd.	20,000	2,446	1.50	13.44	7.47	0.20
Fubon-37	Sampo Corporation	25,000	2,626	1.60	20.93	10.06	0.10
Fubon-38	Lite-on Technology Corp.	20,000	10,666	3.50	50.83	11.17	0.20
Fubon-39	The Farmers Bank of China	20,000	4,264	1.60	16.38	8.53	0.10
Fubon-40	China Airlines, Ltd.	20,000	4,592	2.05	22.92	9.32	0.35
Fubon-41	Shinkong Synthetic Fibers Corporation	30,000	1,006	1.20	11.88	8.25	0.15
Fubon-42	ET Internet Technology Corporation	20,000	3,865	2.75	28.44	8.62	0.25
Fubon-43	Evergreen International Storage & Transport Corporation	20,000	1,957	1.90	21.12	9.26	0.25

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock warrant issued	Underlying securities	Issued units	Issued units repurchased	June 30, 2004 Issue price (per share)	Exercise price (per share)	Conversion ratio	Market price (per share)
Fubon-P1	Lite-on Semiconductor Corp.	6,000	1,129	3.51	32.38	7.38	0.90
Fubon-47	Walsin Lihwa Corp.	20,000	8,627	2.30	23.28	8.43	0.40
Fubon-48	Ritek Coporation	20,000	4,644	2.50	31.20	9.60	0.15
Fubon-P2	Far Eastone Telecommunications Co., Ltd.	8,000	1,519	1.70	38.52	18.88	0.50

As of June 30, 2003 and 2004, the details of the net liabilities for stock warrants issued were as follows:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Liabilities for stock warrants issued	$ 496,000	507,650	15,082
Less: issued stock warrants repurchased	(330,561)	(222,649)	(6,615)
	$ 165,439	285,001	8,467

The warrants are settled by stock delivery; however, the Company may decide to settle the warrants by cash.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18) **Bonds Payable**

1) The details of bonds payable were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Unsecured Euro Convertible Bonds – the Company			
1st issue amount	$ 15,044,373	15,044,373	446,951
2nd issue amount	-	8,273,160	245,786
	15,044,373	23,317,533	692,737
Less: call back in advance	-	(1,617,491)	(48,054)
Less: conversion	-	(137,885)	(4,096)
	15,044,373	21,562,157	640,587
Less: unrealized exchange gains	(158,272)	(533,982)	(15,864)
	14,886,101	21,028,175	624,723
Plus: interest indemnity payable	583,597	976,338	29,005
	15,469,698	22,004,513	653,728
Unsecured corporate bonds – Fubon Bills Finance	1,000,000	1,000,000	29,709
Unsecured corporate bonds – Fubon Securities	-	2,000,000	59,418
Unsecured corporate bonds – Fubon Bankr	-	2,000,000	59,418
	16,469,698	27,004,513	802,273
Less: maturing within one year	-	(13,714,145)	(407,432)
	$ 16,469,698	13,290,368	394,841

2) The Company issued the unsecured Euro Convertible bonds in order to convert them into the existing common shares held by its subsidiaries according to Paragraph 2, Article 31 of the Financial Holding Company Act and to raise capital for long-term investments. Indicative terms and conditions for an issue were as follows:

1. Form / Denomination

   Unsecured convertible bonds in denominations of US$1,000 or an integral multiple of US$1,000.

2. Issue date: April 10, 2002

3. Maturity date: July 10, 2004

4. Issue amount: US$430,085,000, issued at 100%.

(Continued)

5. Coupon rate: 0%

6. Redemption on the maturity date

   Unless previously converted, the bonds will be redeemed on the maturity date in cash par value plus accrued premium (the yield rate is 3.25%).

7. Redemption at the option of the issuer

   (a). The Company may call back all or part of the bonds on or at any time after 1.5 years after the issue date, in the event that the closing prices of the common shares of the Company traded on the Taiwan Stock Exchange for 30 consecutive trading days, translated into US dollars based on the then prevailing FX rate, exceed 130% (inclusive) of the conversion price (translated into US dollars based on the FX rate agreed upon on the pricing date); or

   (b) the Company may redeem the outstanding bonds in whole, but not in part, in the event that 90% of the bonds have been redeemed or converted.

8. Conversion item

   The bonds will be convertible at any time during the conversion period into the Company's common shares which are currently held by the subsidiaries of the Company or Depositary Receipts (DRs) representing the common shares, at the option of the bondholders. Each DR represents 10 common shares upon conversion.

9. Conversion period

   The bonds may be converted at any time between the period on or after 60 days after the issue date and 7 days prior to the maturity date.

   For the six-month period ended June 30, 2004, the Company bought back bonds with par value of US$48,550 in the market, and recognized a redemption loss of NT$27,627 as extraordinary item. Furthermore, the holders exercised redemption rights with a par value of US$3,939. As of June 30, 2004, the outstanding convertible bonds of $92,257 was converted into 3,471,000 common shares which are currently held by the subsidiaries of the Company, Fubon Assurance.

(Continued)

3) The Company issued the unsecured Euro Convertible bonds in order to convert them into the existing common shares held by the Company. Indicative terms and conditions for an issue were as follows:

1. Form / Denomination

   Unsecured convertible bonds in denominations of US$1,000 or an integral multiple of US$1,000.

2. Issue date: October 3, 2003

3. Maturity date: July 3, 2005

4. Issue amount: US$245,000,000, issued at 100%.

5. Coupon rate: 0%

6. Redemption on the maturity date

   Unless previously converted, the bonds will be redeemed on the maturity date in cash at par value plus accrued premium (the yield rate is 0.25%).

7. Redemption at the option of the issuer

   (a) The Company may call back all or part of the bonds on or at any time after 1.5 years after the issue date, in the event that the closing prices of the common shares of the Company traded on the Taiwan Stock Exchange for 30 consecutive trading days, translated into US dollars based on the then prevailing FX rate, exceed 130% (inclusive) of the conversion price (translated into US dollars based on the FX rate agreed upon on the pricing date); or

   (b) the Company may redeem the outstanding bonds in whole, but not in part, in the event that 90% of the bonds have been redeemed or converted.

8. Conversion item

   The bonds will be convertible at any time during the conversion period into the Company's common shares which are currently held by the subsidiaries of the Company or Depositary Receipts (DRs) representing the common shares, at the option of the bondholders. Each DR represents 10 common shares upon conversion.

9. Conversion period

   The bonds may be converted at any time between the period on or after 150 days after the issue date and 30 days prior to the maturity date.

(Continued)

4) Unsecured corporate bonds – Fubon Bills Finance:

Issue amount	$1,000,000
Interest rate	4%
Issue period	March 31, 2003 ~ April 3, 2008
Principal payment	Five years after issue date
Interest payment	Half-yearly at stated rate

5) Unsecured corporate bonds – Fubon Securities:

1. Issued amount

The issued amount was $2,000,000 thousand and was divided into Bond A01 to A08 and Bond B01 to B02 according to the issued date.

2. Coupon rate

(a) Bond A01 to A08:

Annual interest rate 2%

(b) Bond B01 to B02:

If the floating rate is lower than 1.10%, the coupon rate is the floating rate plus 1.65%; if the floating rate is higher than 1.10%, the coupon rate is 5.10% minus the floating rate. The coupon rate will be reset every three months after the issued date.

3. Interest payment

(a) Bond A:

Once a year at coupon rate and calculated with simple interest.

(b) Bond B:

One-half a year at coupon rate and calculated with simple interest.

(Continued)

4. Principal payment

(a) Bond A:

Three years after issued date.

(b) Bond B:

Five years after issued date.

6) Secured corporate bonds – Fubon Bank:

1. Form / Denomination

Secured convertible bonds in denominations of $10,000.

2. Issued amount

The total issued amount was $2,000,000 and was divided into Bond A, B, C, D, E and F according to the issued date. The detail of the issued amount was as follows:

Bond	**Issued Amount**
A	$ 250,000
B	250,000
C	200,000
D	300,000
E	500,000
F	500,000
	$ 2,000,000

3. Issue period

May 13, 2004 ~ May 14, 2009

4. Coupon rate

(a) Bonds A and B:

If the floating rate is lower than 1.10%, the coupon rate is the floating rate; if the floating rate is between 1.10% and 2.00%, the coupon rate is 3.00%; if the floating rate is higher than 2.00%, the coupon rate is 4.40% minus the floating rate.

(Continued)

(b) Bond C and D

Five years after issued date, the coupon rate is 3.00% * the interest accumulated factor.

(c) Bond E

Five years after issued date, the coupon rate is 3.40% * the interest accumulated factor.

(4) Bond F

Five years after issued date, the coupon rate is 3.40% * the interest accumulated factor.

The coupon rate of the bonds will not be lower than 0%.

(19) Financial Bonds

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Bonds issued by Fubon Bank	$ 17,700,000	28,900,000	858,586
Bonds issued by TaipeiBank	20,000,000	36,500,000	1,084,373
	$ 37,700,000	65,400,000	1,942,959

(20) Reserve for Operations and Other Liabilities

Reserve for operations and other liabilities as of June 30, 2003 and 2004, were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Reserve for securities default	$ 200,000	200,000	5,942
Reserve for trading loss	492,782	183,000	5,437
Reserve for accidental loss	189,750	18,056	536
Unearned premium reserve	9,024,672	9,234,162	274,336
Special claim reserve	7,234,739	7,471,991	221,984
Claim reserve	1,968,054	2,527,412	75,087
Policy reserve	95,247,630	117,217,982	3,482,412
Reinsurance liability reserve received	563,599	614,446	18,254
	$ 114,921,226	137,467,049	4,083,988

(Continued)

(21) Pension

Pension expense recognized for the six-month periods ended June 30, 2003 and 2004, totaled $442,215 thousand and $481,967 thousand, respectively. As of June 30, 2003 and 2004, the balance of the "accrued pension liability" was $555,459 thousand and $388,369 thousand, respectively.

(22) Income Tax

The Company is subject to a maximum income tax rate of 25%. Income tax expense for the six-month periods ended June 30, 2003 and 2004, comprised the following:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current income tax	$ 398,925	1,776,720	52,784
Deferred income tax expense	281,959	150,794	4,480
Income tax expense	$ 680,884	1,927,514	57,264

The components of deferred income tax expense for the years ended June 30, 2003 and 2004, were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
"Expected" income tax expense			
Tax effect of adjustments:	$ 2,530,882	3,190,465	94,785
Tax-free investment revenue	(436)	(941,327)	(27,966)
Unrealized loss (gain) on evaluation of short-term investments	(406,612)	39,724	1,180
Gain on disposal of short-term investments	(1,076,456)	-	-
Gain on disposal of long-term investments	(276,577)	(24,817)	(737)
Gain on long-term investments under equity method	(205,052)	(25,898)	(769)
	127,353		
Unrealized gain on evaluation of stock warrants	-	26,880	799
Foreign income tax (OBU)	(123,886)	(31,507)	(936)
Tax credit for expenditure	(97,306)	(71,915)	(2,137)
10% surtax on unappropriated earnings	133,859	-	-
Prior year adjustments	-	(283,956)	(8,436)
Others	75,115	49,865	1,481
	$ 680,884	1,927,514	57,264

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The deferred income tax assets were as follows:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Current:			
Deferred income tax assets	$ 505,692	251,754	7,479
Deferred allowance for deferred income tax assets	(239,209)	(225,946)	(6,712)
	266,483	25,808	767
Deferred income tax liabilities	(23,653)	(6,128)	(182)
Deferred income tax assets–current, net	$ 242,830	19,680	585
Noncurrent:			
Deferred income tax assets	$ 1,090,383	1,065,236	31,647
Valuation allowance for deferred income tax assets	(467,292)	(209,990)	(6,238)
	623,091	855,246	25,409
Deferred income tax liabilities	(48,090)	(266,374)	(7,914)
Deferred income tax assets–noncurrent, net	$ 575,001	588,872	17,495
Total valuation allowance for deferred income tax assets	$ (706,501)	(435,936)	(12,951)

1) In according with the Financial Holding Company Act, Article 49, the Company adopted Fubon Financial Holding as the taxpayer to file a consolidated corporate income tax return and pay the 10% surtax on undistributed earnings from 2002. As of June 30, 2003 and 2004, the balance of income tax receivable were $601,059 thousand and $115,683 thousand.

2) The Company adopted Fubon Financial Holding as the taxpayer to file a consolidated corporate income tax return. The estimated income tax payable was $1,428,898 thousand as of June 30, 2004.

3) Information related to the ICA as of June 30, 2003 and 2004, is summarized as follows:

	June 30, 2003	June 30, 2004
Imputation credit account balance	$ 532,227	47,417

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Company's distribution of 2003 retained earnings in 2004, the expected imputation tax credit ratio is 13.53%. When the Company distributed 2002 retained earnings in 2003, the actual imputation tax credit ratio was 10.55%.

	June 30, 2003	June 30, 2004
Unappropriated retained earnings:		
Earned prior to January 1, 1998	$ 46,459	46,459
Earned after January 1, 1998	9,600,375	8,988,228
Total	$ 9,646,834	9,034,687

(23) Total Shareholders' Equity

1) Common stock

The authorized and issued share capital as of June 30, 2004, were $120,000,000 and $82,541,193, respectively.

2) Limits of the distribution of capital surplus and retained earnings

1. Capital surplus

As of June 30, 2003 and 2004, details of capital surplus were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Additional paid-in capital	$ 15,249,699	15,258,149	453,302
Additional paid-in capital from the share exchange	41,340,142	41,340,142	1,228,168
Additional paid-in capital adjustments by equity method	(3,425)	99,590	2,959
Cash dividends received by subsidiaries from the Company	364,594	799,516	23,752
Asset revaluation surplus	1,104	1,104	33
Treasury stock transferred to employees	93,212	64,029	1,903
Gain on disposal the Company's shares by ubsidiaries	-	28,785	855
Premium on conversion of ECB	-	20,720	616
	$ 57,045,326	57,612,035	1,711,588

(Continued)

Pursuant to the ROC Company Law, capital surplus can only be used to offset a deficit or to increase share capital. Capital surplus cannot be distributed as cash dividends. Issuance of new stock from capital surplus can be made only once per year. In addition, the amount to be capitalized cannot exceed ten percent of the issued share capital.

2. The details of additional paid-in capital from the share exchange were as follows:

Date	Description	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
December 19, 2001	Fubon Securities, Fubon Bank, and Fubon Assurance	$ 42,040,134	42,040,134	1,248,964
August 28, 2002	Fubon Asset Management	(124,882)	(124,882)	(3,710)
December 23, 2002	TaipeiBank	3,384,059	3,384,059	100,537
	Subtotal	45,299,311	45,299,311	1,345,791
	Cash dividend	(3,912,569)	(3,912,569)	(116,238)
	Employee stock bonus and remuneration to directors and supervisors	(46,600)	(46,600)	(1,385)
		$ 41,340,142	41,340,142	1,228,168

The additional paid-in capital at par value through exchange of shares was generated from the transfer of the shares of subsidiaries to the Company. In compliance with item 4 of Article 47 of the Financial Holding Company Law, the portion of additional paid-in capital from the share exchange which comes from the original financial institution's unappropriated retained earnings is allowed to be distributed as cash dividends.

3. Legal reserve

The ROC Company Law stipulates that the Company must retain 10% of its annual earnings, as defined in the Law, until such retention equals the amount of paid-in capital. The legal reserve shall be used exclusively to cover losses and shall not be distributed as cash dividends, but the legal reserve may be converted to share capital when it reaches an amount equal to at least one-half of paid-in capital. Such distribution may not exceed one-half of legal reserve.

4. Special reserve

The Company has to provide special reserves based on the normal course business of pursuant to the regulations of the respective authorities.

(Continued)

In accordance with SFC regulations, in addition to the legal reserve retained, the Company should provide a special reserve of equal amount for any current year shareholders' equity contra account from the current year's earnings after tax or prior years' unappropriated earnings. However, the special reserve of equal amounts for prior years' accumulated shareholders' equity contra accounts should only be provided from prior years' unappropriated earnings. If a reversal of shareholders' equity contra account occurs, the reversed portion of the special reserve could be distributed as dividends.

5. Distribution of earnings

According to the Company's articles of incorporation, 10% of its annual net income after offsetting prior years' losses and paying tax liabilities is to be set aside as a legal reserve.

When the retained earnings are distributed, the bonus to employees should be at least 0.01% to 0.05% of the total appropriated earnings.

6. Dividend policy

Furthermore, considering the profit of shareholders, capital accumulated and the effects of operation, the Company adopted a stable and balanced dividend policy.

According to the operating plan, stock dividends are for the purpose of retaining operating capital. The remainder is distributed in cash, but cash dividends are a minimum of 50% of the dividends declared. Nevertheless, the amount and the type of distribution of dividends mentioned above is in principle. The Company could reconsider the proper dividend policy in the light of its operations and capital budget plan for the next year.

(Continued)

7. Treasury stock

(a) In accordance with SFC regulations and for the purpose of an incentive for employees, the Company's purchases of its outstanding shares were as follows:

	For the six-month period ended June 30, 2003				
Reason for buyback of shares	Beginning shares	Share increase	Share decrease	Ending shares	Balance
Held by the Company:					
For transferring to employees, and maintaining the Company's reputation and shareholders' interest	311,009	-	49,932	261,077	$ 7,940,366
For converting the unsecured Euro Convertible bonds into common shares prior to share exchange	225,972	-	-	225,972	5,890,803
	536,981	-	49,932	487,049	13,831,169
Held by subsidiary:					
For transferring to employees prior to share exchange:					
Fubon Bank	12,651	-	11,204	1,447	26,333
Fubon Securities	78,206	-	26,258	51,948	1,251,382
	90,857	-	37,462	53,395	1,277,715
For converting the unsecured Euro Convertible bonds into common shares prior to share exchange:					
Fubon Bank	41,654	-	-	41,654	1,164,335
Fubon Securities	41,352	-	-	41,352	1,299,056
Fubon Insurance	91,080	-	-	91,080	2,723,740
Fubon Assurance	188,961	-	-	188,961	5,022,153
Fubon Leasing	9,974	-	-	9,974	383,920
	373,021	-	-	373,021	10,593,204
Total	1,000,859	-	87,394	913,465	$ 25,702,088

	For the six-month period ended June 30, 2004				
Reason for buyback of shares	Beginning shares	Share increase	Share decrease	Ending shares	Balance
Held by the Company:					
For transferring to employees, and maintaining the Company's reputation and shareholders' interest	221,260	-	4,613	216,547	$ 6,832,328
For converting the unsecured Euro Convertible bonds into common shares prior to share exchange	225,972	-	-	225,972	5,890,803
	447,232	-	4,613	442,619	12,723,131
Held by subsidiary:					
For transferring to employees prior to share exchange:					
Fubon Securities	48,493	-	43,109	5,384	126,219
For converting the unsecured Euro Convertible bonds into common shares prior to share exchange:					
Fubon Bank	41,654	-	-	41,654	1,164,335
Fubon Securities	41,352	-	-	41,352	1,299,056
Fubon Insurance	91,080	-	-	91,080	2,723,740
Fubon Assurance	188,961	-	3,471	185,490	4,929,896
Fubon Leasing	9,974	-	-	9,974	383,920
	373,021	-	3,471	369,550	10,500,947
Total	868,746	-	51,193	817,553	$ 23,350,297

(Continued)

(b) According to the SFC, the number of shares of treasury stock must be less than 10% of the number of shares issued. Moreover, the total value of treasury stock cannot exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

According to SFC regulations, treasury stock cannot be pledged for debts. Until the treasury stock is disposed of or transferred to employees, it does not carry any shareholder rights.

The shares of the subsidiaries that were converted to shares of the Company in accordance with the Financial Holding Company Act should be disposed of within 3 years; otherwise, they must be deducted from capital.

(c) According to the Securities and Exchange Law, the number of shares of treasury stock cannot exceed 10% of the number of shares issued. Moreover, the total purchasing cost of treasury stock cannot exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus. For the six-month period ended June 30, 2004, the Company had a maximum of 447,232 thousand shares of treasury stock amounting to $12,851,558. Using the declared shares of treasury stock on September 30, 2002, as the basis for calculation, the Company could own a maximum of 561,215 thousand shares amounting to $62,190,798.

(24) Earnings per Share

The details of primary earnings per share and diluted earnings per share for the six-month periods ended June 30, 2003 and 2004, were as follows:

	June 30, 2003				
	Amount		Shares	EPS	
	Before income tax	After income tax	('000)	Before income tax	After income tax
2003					
Net income	$ 10,123,569	9,442,685			
Primary EPS:					
Net income for common stock	10,123,569	9,442,685	7,384,098	1.37	1.28
Effect on the potentially dilutive common stock – convertible bonds	241,427	181,070	373,021		
Net income for common stock plus effect on the potentially dilutive common stock	$ 10,364,996	9,623,775	7,757,119	1.34	1.24

(Continued)

	June 30, 2004						
	Amount		Shares	EPS			
	Before income tax NT$	After income tax NT$	('000)	Before income tax NT$	Before income tax US$	After income tax NT$	After income tax US$
2004							
Net income	$ 10,962,036	8,451,218					
Extraordinary loss	(36,836)	(27,627)					
Primary EPS:	$ 10,925,200	8,423,591					
Net income for common stock	10,925,200	8,423,591	7,416,337	1.47	0.04	1.14	0.03
Effect on the potentially dilutive common stock – convertible bonds	259,395	194,546	371,153				
Diluted EPS:							
Net income for common stock plus effect on the potentially dilutive common stock	$ 11,184,595	8,618,137	7,787,490	1.44	0.04	1.11	0.03

(25) Derivative Financial Instruments

1) Derivatives

The primary objective of holding forward contracts is to limit exchange rate and interest rate exposures related to assets and liabilities denominated in foreign currencies and foreign currency commitments, and bearing fixed interest rates. In order to be highly effective in achieving offsetting changes in fair market value attributable to the hedged risk, the Company designates derivative instruments negatively correlated to the proportionate changes in the fair market value of the hedged item as hedging tools. Moreover, the positions are monitored on a timely basis.

2) Credit risk

The Company's exposure to credit risk from financial instruments is measured based on guidelines set by the MOF. The credit risk amount, accounting for potential market risk and credit risk, represents the possibility that an accounting loss to the Company may occur as a direct result of the counterparts' failure to meet their contractual obligations. To limit credit exposure arising from such transactions, the Company evaluates the credit standing of the counterparts in accordance with the Company's policies and procedures for credit monitoring and approval.

The Company only maintains transactions with well-known financial institutions with excellent credit standing. Consequently, the Company does not anticipate any significant credit risk.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3) As of June 30, 2003 and 2004, the notional amounts, credit risk amount and fair value of unsettled contracts were as follows:

Financial instruments	June 30, 2003 Notional amount	Credit risk amount	Fair value
For hedging purposes:			
Interest rate swap	53,220,000	1,728,784	1,855,215
Asset swap and option	4,203,609	31,819	(142,025)
Cross-currency option contract	2,528,355	-	(23,886)
Foreign currency option contract – call	1,390,000	498	(12,984)
Foreign currency forward contract- USD	678,000	-	-
TAIEX index	90,249	-	90,289
TAIEX index futures contracts	5,282	-	3,943
On behalf of customers:			
Foreign currency forward contract	5,756,479	36,903	789,894
Foreign currency swap	36,889,428	42,826	(20,974)
Cross-currency swap contract	6,500,000	-	72,929
Forward rate agreement	5,339,050	9,261	(55)
Put option	173,175	-	-
Call option	37,579	470	46,606

	June 30, 2004					
	Notional amount		Credit risk amount		Fair value	
Financial instruments	NT$	US$	NT$	US$	NT$	US$
For hedging purposes:						
Interest rate swap	$ 92,500,000	2,748,069	897,814	26,673	(2,431,653)	(72,242)
Asset swap contract	4,714,466	140,061	46,546	1,383	(106,487)	(3,164)
Cross-currency swap contract	2,531,755	75,216	-	-	(72,894)	(2,166)
Foreign currency option contract – call	661,520	19,653	-	-	(5,852)	(174)
Foreign currency option contract – call – USD	496,140	14,740	-	-	50	2
Foreign currency option contract – call – USD	45,000	1,337	-	-	-	-
Foreign currency forward contract – USD	40,584,252	1,205,712	-	-	(184,977)	(5,495)
Convertible bond option	692,200	20,565	-	-	-	-
Bond interest future contract	20,000	594	-	-	-	-
Structured note	5,887,528	174,912	-	-	5,678,207	168,693

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	June 30, 2004					
	Notional amount		Credit risk amount		Fair value	
Financial instruments	NT$	US$	NT$	US$	NT$	US$
On behalf of customers:						
Interest rate swap	156,596,688	4,652,308	2,733,168	81,199	(45,303)	(1,346)
Foreign currency forward contract	34,954,984	1,038,472	242,269	7,198	271,421	8,064
Foreign currency swap	33,590,310	997,930	199,065	5,914	(117,111)	(3,479)
Cross-currency swap contract	6,173,615	183,411	208,541	6,196	190,663	5,664
Asset swap and option	20,000	594	-	-	2,239	67
Asset swap contract – IRS	20,000	594	-	-	(783)	(23)
Put option	20,000	594	-		(110,822)	(3,292)
Foreign currency option contract – call	22,772,481	676,544	328,993	9,774	243,874	7,245
Foreign currency option contract – put	16,050,576	476,844	-	-	148,719	4,418
Put interest rate option	2,250,000	66,845	23	1	4	-
Structured notes	250,000	7,427	-	-	(88,100)	2,617

The gains and losses arising from derivative financial instruments as of June 30, 2003 and 2004, were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Foreign currency forward contract			
–foreign exchange gain	$ 23,738	(520,369)	(15,460)
–foreign exchange loss	(13,800)	-	-
Foreign currency swap			
–interest income	44,661	235,625	7,000
–interest expense	(37,160)	236,025	7,012
–foreign exchange gain	68,207	-	-
Cross-currency swap contract			
–interest income	29,414	36,036	1,071
–interest expense	(13,588)	25,734	765
–loss on derivative financial instruments	-	178,342	5,298
Asset swap contract			
–interest income	106,712	58,813	1,747
–interest expense	(85)	-	-
–gain on derivative financial instruments	18,039	-	-
Foreign currency option contract			
–gain (loss) on derivative financial instruments	52,603	72,160	2,144
–foreign exchange gain	44,221	1,234	37

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Put option			
–gain on derivative financial instruments	$ -	1,232	37
Forward interest agreement			
–loss on derivative financial instruments	(4,511)	-	-
Interest rate swap			
–interest income	354,239	757,677	22,510
–interest expense	(407,604)	(548,472)	(16,295)
–gain on derivative financial instruments	76,980	79,663	2,367
Principal guaranteed note			
–loss on derivative financial instruments	(139,108)	(1,607)	(48)
TAIEX index futures contract			
–gain on futures contracts	-	346	10

4) Fair value of nonderivative financial instruments

	June 30, 2003 Book value	June 30, 2003 Fair value
Assets:		
Assets for which the fair value is the same as the carrying value	$ 875,633,125	875,633,125
Short-term investments	207,231,306	207,696,517
Trading securities	22,299,141	23,536,909
Investments in shares of stock	19,285,156	28,478,615
Investments in bonds	52,160,378	52,699,724
Liabilities:		
Liabilities for which the fair value is the same as the carrying value	1,001,505,018	1,001,505,018
Convertible bonds payable	16,469,698	15,469,698
Financial bonds	37,700,000	37,700,000
Deposits	720,172,161	720,172,161

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	June 30, 2004			
	Book value		Fair value	
	NT$	US$	NT$	US$
Assets:				
Assets for which the fair value is the same as the carrying value	$ 717,337,650	21,311,279	717,337,650	21,311,279
Short-term investments	529,386,198	15,727,457	529,386,198	15,727,457
Trading securities	19,085,854	567,019	19,085,854	567,019
Investments in shares of stock	25,299,934	751,632	25,299,934	751,632
Investments in bonds	90,354,685	2,684,334	90,354,685	2,684,334
Liabilities:				
Liabilities for which the fair value is the same as the carrying value	955,444,127	28,385,149	955,444,127	28,385,149
Convertible bonds payable	13,290,368	394,842	13,290,368	394,842
Financial bonds	65,900,000	1,957,813	65,900,000	1,957,813
Deposits	907,602,914	26,963,842	907,602,914	26,963,842

Methods and assumptions applied in estimating the fair value of nonderivative financial instruments are as follows.

1. The carrying values of cash, due from banks, the Central Bank of China, receivables, refundable deposits, and due to the Central Bank of China, banks, remittances, borrowed funds, payables, appropriated loan funds, accrued pension cost and guarantee deposit received approximate their fair values because of the short maturity of these instruments.

2. Loans, bills purchased, deposits and bonds issued are financial assets and liabilities bearing interest. Thus, their carrying values represent fair values.

3. If market prices for securities purchased, investments in shares of stock and investments in bonds are available, the fair values of these financial instruments should be based on the abovementioned market prices. If such market prices are unavailable, then the fair value will be their carrying value.

4. Guarantee deposits comprising bonds should be based on quoted market prices, and the other deposits are based on carrying values.

   Only the fair values of financial instruments were listed above; thus, the total values listed above do not represent the fair value of the Company.

(Continued)

5) Financial instruments with off-balance-sheet credit risks

In the normal courses of its business operations, the Company is a party to financial instruments with off-balance-sheet risk related to credit cards issued, commitments to provide financial guaranty and obligations under letters of credit issued. Generally, these are for a period of one year. For the six-month periods ending June 30, 2003 and 2004, the interest rates for loans ranged from 19.68% to 1.10% and 19.69% to 2.30%, respectively, and the highest interest rate for credit cards was 19.71%. The Company also provides guarantees on loans and letters of credit to assure performance of contracts by customers. There is no concentration of maturity dates in one particular period that would potentially result in a liquidity problem for the Company.

The contract amounts of financial instruments with off-balance-sheet credit risks were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Credit line of credit cards	$ 195,269,802	211,257,972	6,276,232
Credit line of cash cards	-	1,565,220	46,501
Guarantees on loans and letters of credit	70,368,902	76,111,189	2,261,176
Loan commitments	68,511,083	78,234,843	2,324,267

The total commitment amounts do not necessarily represent future cash requirements since most of the commitments are expected to expire without being drawn upon. The Company is exposed to losses up to the total amount of the commitments (without taking into account the value of any collateral) in the event of nonperformance by the other parties.

The Company evaluates the creditworthiness of each credit application on a case-by-case basis taking into account the credit history, credit rating and financial condition of the applicant. Collateral, mostly in the form of real estate, cash, inventories and marketable securities, may be required based on the result of the creditworthiness evaluation. As of June 30, 2003 and 2004, about 65% to 51% and 67% to 56%, respectively, of the total amount of loans granted and letters of credit issued were secured.

No collateral is required in the case of credit card facilities, but the credit status of each credit card holder is closely monitored. Appropriate measures are adopted depending on the results of the credit status monitoring, which include amending the credit limit and, if necessary, cancellation of the facility.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6) Information on concentrations of credit risk

1. A concentration of credit risk exists when the counterparties of financial instruments are individuals or groups who are engaged in similar activities, or activities in the same region, that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The loans to TCG as of June 30, 2004 and 2003, aggregated to $89,151,609 and $63,168,751, respectively, representing 23% and 18%, respectively, of the total outstanding loans of the Company. The deposits at the Company by TCG as of June 30, 2003 and 2004, aggregated to $55,077,929 and $55,473,794, respectively.

2. Information on industries with concentrations of credit risk

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Individuals	$ 90,311,422	103,125,090	3,063,728
Government	89,151,609	63,168,751	1,876,671
Manufacturing	19,495,247	24,177,659	718,291
Banking, insurance and asset management	11,712,003	19,497,840	579,259
Retail	10,326,289	9,860,419	292,942
Construction	4,330,653	6,449,048	191,594
Investment	1,392,900	-	-

3. The net positions on foreign currency transactions for the six-month periods ended June 30, 2003 and 2004, were as follows:

	June 30, 2003		June 30, 2004	
	Foreign currency	NTD	Foreign currency	NTD
USD	72,973	2,527,403	34,759	1,173,062
EUR	-	-	240	9,815
THB	13,181	10,860	10,642	8,777
HKD	-	-	17,663	76,432
CAD	480	12,311	313	7,846
CHF	198	5,072	2,648	70,760
JPY	46,983	13,574	163,270	50,794

(Continued)

(26) Related-Party Transactions

1) Name and relationship of related parties

The following companies represent parties related to the Company that are not consolidated or accounted for under the equity method of accounting. These companies are considered related parties due to significant common shareholder ownership.

Name of related party	Relationship with the Company
Fubon Direct Marketing Consulting Co., Ltd.	An affiliate
Fubon Holding Verture Capital Co., Ltd.	Company subsidiary
Fubon Securities (BVI) Co., Ltd.	An affiliate
Fubon Futures Co., Ltd.	An affiliate
Fubon Investment Service Co., Ltd.	An affiliate
Sinostar Venture Capital Co., Ltd.	An affiliate
Fubon Construction Management Co., Ltd.	An affiliate
Fubon Leasing Co., Ltd.	An affiliate
FubonBank Insurance Agent Co., Ltd.	An affiliate
Fubon Insurance Agent Co., Ltd.	An affiliate
Hwa Construction Management Co., Ltd.	An affiliate
TaipeiBank Life Assurance Agent Co., Ltd.	An affiliate
Citi Fubon life Insurance Company Hong Kong Limited	An affiliate
Fubon Property Management Co., Ltd.	An affiliate
Fubon Securities Finance Co., Ltd.	An affiliate
Fubon Land Development Co., Ltd.	An affiliate
Fubon Technology Consulting Co., Ltd.	An affiliate
Fubon Venture Capital Co., Ltd.	An affiliate

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company
Sinostar Capital Inc.	An affiliate
Fu-An Leasing Co., Ltd.	An affiliate
Fubon Entertainment Co., Ltd.	An affiliate
Taiwan High Speed Rail Co., Ltd.	An affiliate
Fubon Charity Foundation	An affiliate
Fubon Culture and Education Foundation	An affiliate
Fubon Art Foundation	An affiliate
TaipeiBank Charitable Foundation	An affiliate
Chung Hsing Land Development Co., Ltd.	A major stockholder of the Company
Ming Tong Co., Ltd	A major stockholder of the Company
Tao Yin Co., Ltd.	A major stockholder of the Company
Citibank Co., Ltd. Taipei Branch	An affiliate
Citi Securities Co., Ltd.	An affiliate
Citi Insurance Agent Co., Ltd.	An affiliate
Taiwan Cellular Co., Ltd.	An affiliate
Taipei City Government	A major shareholder of the Company
Others	Directors, supervisors, managers and their relatives; investees under equity method

(Continued)

2) Significant transactions with related parties for the six-month periods ended June 30, 2003 and 2004, were as follows:

1. Insurance revenue

	Insurance revenue			Insurance revenue		
	2003	2004		June 30, 2003	June 30, 2004	
	NT$	NT$	US$	NT$	NT$	US$
Citibank	$ 17	58,369	1,734	5,303	12,711	378

The terms of the transactions were similar to those with nonrelated parties.

2. Rental revenue and deposits

	2003	2004	
	NT$	NT$	US$
Rental revenue:			
Fubon Direct Marketing Consulting Co., Ltd.	$ 1,759	1,759	53
Taipei Bank Charitable Foundation	-	600	18
TCG	622	622	18
Taipei Bank Life Assurance Agent Co., Ltd.	-	658	19
	$ 2,381	3,639	108

All the above leases were operating leases. The terms of the transactions were similar to those with nonrelated parties.

3. Rental expenses and refundable deposits

	2003	2004	
	NT$	NT$	US$
Rental expense:			
Ming Tong Co., Ltd.	$ 52,634	54,696	1,625
Tao Yin Co., Ltd.	24,500	23,071	685
Taiwan Cellular Co., Ltd	-	1,342	40
Chung Hsing Development Co., Ltd.	39,279	35,496	1,055
Taipei City Government	6,356	7,618	226
	$ 122,769	122,223	3,631

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2003 NT$	2004 NT$	2004 US$
Refundable deposits:			
Tao Yin Co., Ltd.	$ 10,950	10,787	320
Other related parties	-	12,958	385
	$ 10,950	23,745	705

All the above leases were operating leases. The terms of the transactions were similar to those with nonrelated parties.

4. Deposits accepted

	June 30, 2003 Amount NT$	June 30, 2003 Interest rate range	June 30, 2004 Amount NT$	June 30, 2004 Amount US$	June 30, 2004 Interest rate range
TCG	$ 55,077,929	0~5.63%	55,473,794	1,648,063	0~2.75%
Others (no individual related–party accounts for more than 10% of total loans)	11,261,436	0~13.00%	19,218,646	570,964	0~13.00%
	$ 66,339,365		74,692,440	2,219,027	

5. Loans

	June 30, 2003 Amount NT$	June 30, 2003 Interest rate range	June 30, 2004 Amount NT$	June 30, 2004 Amount US$	June 30, 2004 Interest rate range
TCG	$ 89,151,609	1.118~3.64%	63,168,751	1,876,671	0.99~3.45%
Others (no individual related–party accounts for more than 10% of total loans)	3,288,095	1.80~8.25%	678,081	20,145	0.40~10.24%
	$ 92,439,704		63,846,832	1,896,816	

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6. Short-term investments

Short-term investments under repurchase or resale agreements as of June 30, 2003 and 2004, were as follows:

(a) Repurchase and resale agreements

		2003			
Name	Transaction type	Selling price NT$	Repurchase purchase price NT$	Resale purchase price NT$	Resale price NT$
Others (no individual related party accounts for more than 10% of total transaction amount).	Bonds	$ 771,823	772,649	-	-

		2004							
		Selling price		Repurchase purchase price		Resale purchase price		Resale price	
Name	Transaction type	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Fubon Leasing Co., Ltd.	Bonds	$ 698,584	20,754	701,302	20,835	-	-	-	-

Terms were the same as those for other customers.

(b) Purchase or sale agreements

		2003	
Name	Transaction type	Purchase transaction price NT$	Sale transaction price NT$
Others (no individual related party accounts for more than 10% of total transaction amount).	Bonds and commercial paper	$ 47,505,766	33,334,938

		2004			
		Purchase transaction price		Sale transaction price	
Name	Transaction type	NT$	US$	NT$	US$
Citi Securities Co., Ltd.	Bonds	$ 3,681,330	109,368	3,574,088	106,182

(Continued)

7. Trading contracts for derivatives held or issued by the Company and related parties as of June 30, 2003 and 2004, were as follows:

Name	Financial instruments	June 30, 2003 Amount
Citibank	Asset swap contract – IRS	US$ 50,000
Citibank	Asset swap contract – IRS	NT$ 3,500,000
Citibank	Interest rate swap contracts	NT$ 5,000,000
Citibank	Foreign currency swap	NT$ 1,731,500
Citibank	Foreign rate agreement	HK$ 692,700

Name	Financial instruments	June 30, 2004 Amount	US$
Citibank	Asset swap contract – IRS	NT$ 5,000,000	148,544
Citibank	Interest rate swap contracts	NT$ 1,800,000	53,476
Citibank	Foreign currency swap	NT$ 1,687,450	50,132
Citibank	Foreign currency swap	US$ 53,000	1,575
Citibank	Foreign currency swaps	US$ 108,000	3,209
Fubon Securities (BVI)	Foreign exchange spot contracts	NT$ 1,248,713	37,098

8. Securities refinancing transactions

	2003			
Name of related party	Refinancing amount	Interest revenue	Securities refinance ending balance	Securities refinance margin deposits ending balance
Fubon Securities Finance Co., Ltd.	$ 32,859	3	4,535	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2004			
Name of related party	**Refinancing amount**	**Interest revenue**	**Securities refinance ending balance**	**Securities refinance margin deposits ending balance**
Fubon Securities Finance Co., Ltd.	$ 33,011	5	2,080	-

9. Service fees

For the six month periods ended June 30, 2003 and 2004, the Company received service fees of NT$52,974 and NT$38,131 (US$1,133), respectively, from the TCG for its handling of loans to government employees and teachers and home loans to various individuals.

10. Commission income

	Commission income			Commission receivable		
Name of related party	**2003 NT$**	**2004 NT$**	**2004 US$**	**June 30, 2003 NT$**	**June 30, 2004 NT$**	**June 30, 2004 US$**
Fubon Future Co., Ltd.	$ 72,734	135,705	4,032	41,895	34,367	1,021

11. Commission expenses

Name of related party	2003 NT$	2004 NT$	2004 US$
FubonBank Insurance Agency Co., Ltd.	$ 67,417	100,046	2,972
Citi Insurance Agency Co., Ltd.	304,697	403,359	11,983
TaipeiBank Insurance Agency Co., Ltd.	71,246	91,053	2,705
	676	33,203	987
	$ 444,036	627,661	18,647

(Continued)

12. Other expenses payable to related parties

Name of related party	Item	2003 NT$	2004 NT$	2004 US$
Fubon Direct Marketing Consulting Co., Ltd.	Advertising and consulting	$ 94,719	47,305	1,405
Fubon Investment Service Co., Ltd.	Consulting	36,723	36,715	1,091
Fubon Property Management Co., Ltd.	Other expenses	-	10,303	306
Citi Insurance Agent Co., Ltd.		35,906	76,925	2,285
Others (no individual related party accounts for more than $10,000 thousand)	Other expenses	6,437	6,491	193
		$ 173,785	177,739	5,280

13. The Company's donations to related parties were as follows:

Name of related party	2003 NT$	2004 NT$	2004 US$
Fubon Culture and Education Foundation	$ -	150	4
Fubon Art Foundation	3,763	1,740	52
Fubon Charity Foundation	13,306	12,756	379
TaipeiBank Charitable Foundation	80,000	30,000	891
	$ 97,069	44,646	1,326

14. Other items

In 2000, Fubon Insurance entered into a construction contract with Fubon Land Development Co., Ltd. to participate in a land development project in Taipei. The Company is responsible for funding 51.16% of the construction. The period of the contract is from the contract date to the registration of deed title.

(Continued)

(27) Pledged Assets

As of June 30, 2003 and 2004, the book values of pledged assets were as follows:

Pledged assets	Purpose of Pledge	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Time deposits	RTGS	$ 10,000,000	10,000,000	297,089
Time deposits	Deposits	-	500	15
Time deposits	Deposits	24,326	24,395	725
Time deposits	Bank loan	171,000	66,000	1,961
Negotiable certificates of deposits	The contracts with the discretionary managed account clients	-	16,250	483
Beneficiary certificates	Bank loan	2,151,668	4,739,672	140,810
Long-term bond investments	Guarantee	-	50,000	1,485
Trading securities	Bank loan	878,500	1,090,950	32,411
Trading securities	Commercial paper payable	2,683,982	9,732,496	289,141
Corporate bonds	Commercial paper payable	85,000	-	-
Government bonds	Deposits	4,174,023	4,179,489	124,168
		2,900,000	-	-
Financial bonds	Guarantee deposits	40,068	-	-
Other financial assets - concurrent	Convertible bonds	-	2,420,248	71,903
Land and buildings	Bank loan	1,536,764	1,196,883	35,558
Leased assets – land and buildings	Bank loan	69,594	379,092	11,262
Idle assets-buildings	Bank loan	95,434	92,936	2,761
		$ 24,810,359	33,988,911	1,009,772

(Continued)

(28) Contingent Liabilities and Commitments

1) As of June 30, 2003 and 2004, the Company's liabilities and commitments were as follows:

	June 30, 2003 NT$	June 30, 2004 NT$	June 30, 2004 US$
Loan commitments	$ 68,511,083	78,234,843	2,324,267
Repurchase bonds and securities	13,550,280	46,163,030	1,371,451
Contract guarantee on behalf of counter-parties	62,351,843	62,938,273	1,869,824
The resale of bonds and securities	17,807,832	20,628,568	612,851
Unused customer liabilities under letters of credit	8,017,059	13,172,916	391,352
Guaranteed notes outside the Company	2,718,167	2,578,886	76,616
Forward commitments to repurchase bonds and securities	1,358,882	46,216,096	1,373,027
Contracts for the resale of bonds and securities	17,810,277	20,638,670	613,151
Foreign currency forward contract commitments	19,070,550	34,954,984	1,038,472
Trust assets	69,726,129	99,968,491	2,969,949
Notional amount in derivatives about interest rate	66,678,951	236,987,247	7,040,619
Notional amount in derivatives about exchange rate	69,206,009	119,107,349	3,538,543
Derivatives about equity securities	2,536,038	506,235	15,040

2) Legal matters of Fubon Bank

Fubon Bank is a party to litigation arising in the normal course of its business. The management of Fubon Bank has analyzed such matters and does not consider that it is currently necessary to provide for or disclose specific matters related to such litigation in these financial statements, as management believes such are not material.

3) Legal matters of Fubon Assurance

As of June 30, 2004, Fubon Assurance had 15 insurance lawsuits and was required to pay total indemnities of approximately $72,833 which had been accrued in the accounts. These lawsuits are still pending with the district court of appeal and had not been resolved as of June 30, 2004.

(Continued)

4) Legal matters of Fubon Insurance

As of June 30, 2004, Fubon Insurance had several insurance disputes and was required to pay indemnities amounting to approximately NT$1,342,496, of which approximately $851,791 was reinsured. The difference related to these claims had been accrued. These cases are still pending with the district court of appeal and had not been resolved as of June 30, 2004.

5) Legal matters of Fubon Securities

As of June 30, 2004, Fubon Securities had several proxy delivery agreements with certain securities companies.

In accordance with these agreements, the companies have agreed to be Fubon Securities' first and second proxy. If Fubon Securities is unable to fulfill its obligations to the TSE, the proxies must then act pursuant to said obligations and responsibilities.

Fubon Securities has reciprocated by agreeing to act as the first or second proxy for the above companies.

6) Contingent liabilities and commitments of TaipeiBank

1. As of June 30, 2004, the amount of construction and purchase contracts was $459,014 and the unpaid amount was $316,216 thousand.

2. TaipeiBank has been appointed by the MOF to operate the public benefit lottery for five years from January 1, 2002, to December 30, 2006, and handle the issuance of tickets for the traditional lottery, quick-win lottery and computerized lottery. TaipeiBank will receive a service fee from the MOF based on the number of tickets sold.

3. TaipeiBank engaged Lottery Technology Services Corp. to establish and maintain the operation of the public benefit lottery for a monthly service fee based on a contract effective from January 1, 2002, to June 30, 2007.

7) Legal matters of Internal Bank of Asia

As of June 30, 2004, Internal Bank of Asia was a party to litigation arising in the normal course of its business, and an amount evaluated as uncollectible of approximately HK$235 million had been accrued in the accounts. These lawsuits are still pending with the district court of appeal and had not been resolved as of June 30, 2004.

(Continued)

8) Trust-related activities

Fubon Bank and its subsidiaries undertake certain trust and custody activities on behalf of their clients. As of June 30, 2003 and 2004, off-balance-sheet amounts related to such activities were as follows:

	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Custodial collections receivable	$ 90,113,990	52,805,092	1,568,779
Balances of traveler's checks received on consigment	751,899	804,330	23,896
Assets that resulted from various trust agencies	69,726,129	99,968,491	2,969,949
Held by Fubon Bank and Fubon Bills Finance for safe custody	495,893,527	431,324,872	12,814,167
Intermediary for book-entry government bonds	114,376,500	87,898,900	2,611,376

9) Operating leases

The terms of the lease contracts for office space is through 2008. The future lease payments are approximately as follows:

	Amount	
	NT$	US$
From July 1 to December 31, 2004	$ 600,524	17,841
From January 1 to June 30, 2005	1,021,391	30,344
From January 1 to June 30, 2006	763,242	22,675
From January 1 to June 30, 2007	512,201	15,217
From January 1 to June 30, 2008	229,113	6,807
	$ 3,126,471	92,884

(29) Subsequent Events

1) The first unsecured Euro Convertible bonds have been matured on July 10, 2004, and there is no holders exercised redemption rights after June 30, 2004.

2) Based on a resolution at the director board meeting held on July 28, 2004, the shareholder of the Company, FS BVI Co., will issue the Depositary Receipts (DRs) representing the common shares.

(Continued)

(30) The Subsidiaries' Concise Consolidated Balance Sheets and Statements of Income

1) Concise balance sheets

	Fubon Insurance		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 34,761,888	28,465,657	845,682
Margin loans, and exchange bills negotiated and discounted, net	-	-	-
Long-term investment	22,514,724	27,588,429	819,621
Fixed assets	1,738,490	1,752,920	52,077
Other assets (including intangible assets)	3,659,062	3,569,219	106,037
Current liabilities	13,325,987	10,251,607	304,564
Long-term liabilities	11,476	10,410	309
Other liabilities	597,551	685,671	20,371
Reserve for operations	18,223,896	19,407,221	576,566
Common stock	20,000,000	20,000,000	594,177
Total assets	62,674,164	61,376,225	1,823,417
Total liabilities	32,158,910	30,354,909	901,810
Net assets	30,515,254	31,021,316	921,607

	Fubon Assurance		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 47,667,180	65,147,822	1,935,467
Margin loans, and exchange bills negotiated and discounted, net	4,113,066	5,634,640	167,399
Long-term investment	55,672,799	60,014,945	1,782,975
Fixed assets	349,261	318,548	9,464
Other assets (including intangible assets)	13,112,579	27,721,903	823,586
Current liabilities	7,058,724	5,896,400	175,175
Long-term liabilities	77,089	100,477	2,985
Other liabilities	11,455,110	26,083,612	774,914
Reserve for operations	93,951,448	116,689,455	3,466,710
Common stock	5,648,000	5,648,000	167,796
Total assets	120,914,885	158,837,858	4,718,891
Total liabilities	112,542,371	148,769,944	4,419,784
Net assets	8,372,514	10,067,914	299,107

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Fubon Bank		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 128,622,610	127,712,265	3,794,185
Margin loans, and exchange bills negotiated and descanted, net	139,075,137	146,407,936	4,349,612
Long-term investment	9,899,730	49,925,094	1,483,217
Fixed assets	4,996,319	5,180,519	153,907
Other assets (including intangible assets)	1,415,946	1,968,363	58,478
Deposits and remittances	218,858,783	234,972,295	6,980,757
Current liabilities	13,560,925	33,768,717	1,003,230
Long-term liabilities	18,200,000	29,400,000	873,440
Other liabilities	1,834,994	1,969,415	58,509
Common stock	21,857,367	21,857,367	649,357
Total assets	284,009,742	331,194,177	9,839,399
Total liabilities	252,454,702	300,439,214	8,925,704
Net assets	31,555,040	30,754,963	913,695

	Fubon Securities		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 51,483,041	51,514,102	1,530,425
Margin loans, and exchange bills negotiated and descanted, net	-	-	-
Long-term investment	2,667,480	3,371,762	100,171
Fixed assets	2,317,272	1,982,855	58,908
Other assets (including intangible assets)	2,584,585	2,886,033	85,741
Deposits and remittances	-	-	-
Current liabilities	22,657,099	24,168,243	718,011
Long-term liabilities	-	2,998,274	89,075
Other liabilities	322,490	351,036	10,429
Common stock	20,521,035	13,521,035	401,694
Total assets	59,052,378	59,754,752	1,775,245
Total liabilities	22,979,589	27,517,823	817,523
Net assets	36,072,789	32,236,929	957,722

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	TaipeiBank		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 262,053,580	345,563,381	10,226,292
Margin loans, and exchange bills negotiated and descanted, net	386,081,145	348,080,184	10,341,063
Long-term investment	2,181,172	1,860,741	55,280
Fixed assets	8,454,334	8,877,622	263,744
Other assets (including intangible assets)	1,894,439	1,067,605	31,717
Deposits and remittances	507,175,232	516,036,502	15,330,853
Current liabilities	43,121,720	58,326,099	1,732,802
Long-term liabilities	61,019,354	80,973,186	2,405,620
Other liabilities	1,212,272	1,397,402	41,515
Common stock	23,377,452	23,377,452	694,517
Total assets	660,664,670	705,449,573	20,958,698
Total liabilities	612,528,578	656,733,189	19,510,790
Net assets	48,136,092	48,716,384	1,447,308

	Fubon Bills Finance		
	June 30, 2003	June 30, 2004	
	NT$	NT$	US$
Current assets	$ 18,247,212	62,795,503	1,865,582
Long-term investment	306,564	-	-
Fixed assets	12,591	11,694	348
Other assets (including intangible assets)	385,124	2,744,848	81,546
Current liabilities	11,430,519	56,165,823	1,668,622
Long-term liabilities	1,000,000	3,000,000	89,127
Other liabilities	556,837	442,104	13,134
Common stock	4,533,725	4,533,725	134,692
Total assets	18,951,491	65,552,045	1,947,476
Total liabilities	12,987,356	59,607,927	1,770,883
Net assets	5,964,135	5,944,118	176,593

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Fubon Asset Management		
	June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Current assets	$ 1,117,286	1,429,682	42,474
Margin loans, exchange bills negotiated and descanted	-	-	-
Long-term investment	-	-	-
Fixed assets	18,449	10,601	315
Other assets (including intangible assets)	494,305	82,952	2,465
Deposits and remittances	-	-	-
Current liabilities	281,141	80,722	2,398
Long-term liabilities	-	-	-
Other liabilities	6,915	8,939	266
Common stock	555,980	555,980	16,518
Total assets	1,630,040	1,523,235	45,254
Total liabilities	288,056	89,661	2,664
Net assets	1,341,984	1,433,574	42,590

	IBA		
	June 30, 2003	January 1 to June 30, 2004	
	HK$	HK$	US$
Current assets	$ 12,967,729	23,039,320	2,963,078
Margin loans, exchange bills negotiated and descanted	15,374,218	16,200,507	2,083,541
Long-term investment	9,921	8,896	1,144
Fixed assets	1,240,599	1,228,473	157,994
Other assets (including intangible assets)	1,095,549	971,941	125,001
Deposits and remittances	24,162,346	30,252,648	3,890,782
Current liabilities	2,308,647	6,143,714	790,140
Long-term liabilities	-	-	-
Other liabilities	499,478	1,451,205	186,639
Common stock	1,172,160	1,172,160	149,254
Total assets	30,688,016	41,449,137	5,330,758
Total liabilities	26,970,471	37,847,567	4,867,561
Net assets	3,717,545	3,601,570	463,197

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2) Concise statements of income

	Fubon Insurance		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 24,938,039	26,976,270	801,434
Operating profits	3,108,526	3,329,069	98,903
Net operating income	1,128,164	1,519,092	45,130
Nonoperating revenues	185,039	28,195	838
Nonoperating expenses	(28,375)	(98,244)	(2,919)
Income before tax	1,284,828	1,449,043	43,049
Net income	1,367,674	1,302,723	38,702
Earnings per share	0.68	0.65	0.02

	Fubon Assurance		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 29,014,625	34,197,064	1,015,956
Operating profits	1,395,241	1,608,487	47,786
Net operating income	833,918	1,071,717	31,839
Nonoperating revenues	8,308	27,328	812
Nonoperating expenses	(40,190)	(154,990)	(4,604)
Income before tax	802,036	944,055	28,047
Net income	802,036	773,797	22,989
Earnings per share	1.42	1.37	0.04

	Fubon Bank		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 11,320,950	9,938,461	295,260
Operating profits	6,689,763	4,978,616	147,909
Net operating income	4,507,052	2,624,844	77,981
Nonoperating revenues	29,608	22,615	672
Nonoperating expenses	(42,186)	(28,182)	(837)
Income before tax	4,494,474	2,619,277	77,816
Net income	4,237,876	2,025,689	60,181
Earnings per share	1.95	0.93	0.03

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Fubon Securities		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 2,788,688	4,829,969	143,493
Operating profits	1,764,524	3,883,661	115,379
Net operating income	171,593	1,889,053	56,122
Nonoperating revenues	271,104	423,548	12,583
Nonoperating expenses	(137,993)	(94,403)	(2,805)
Income before tax	404,704	2,218,198	65,900
Net income	403,704	1,654,398	49,150
Earnings per share	0.21	1.24	0.04

	TaipeiBank		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 13,903,512	11,576,411	343,922
Operating profits	7,246,782	6,693,174	198,847
Net operating income	3,928,992	3,541,400	105,211
Nonoperating revenues	97,424	98,408	2,924
Nonoperating expenses	(471,989)	(475,538)	(14,128)
Income before tax	3,554,427	3,164,270	94,007
Net income	3,237,184	2,537,724	75,393
Earnings per share	1.38	1.09	0.03

	Fubon Bills Finance		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 1,392,082	1,049,564	31,181
Operating profits	789,966	532,854	15,830
Net operating income	789,966	532,854	15,830
Nonoperating revenues	-	-	-
Nonoperating expenses	-	-	-
Income before tax	789,966	532,854	15,830
Net income	699,066	430,754	12,797
Earnings per share	1.54	0.95	0.03

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Fubon Asset Management		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	NT$	NT$	US$
Operating revenues	$ 358,307	445,882	13,247
Operating profits	358,307	445,882	13,247
Net operating income	115,566	245,978	7,308
Nonoperating revenues	23,064	9,507	282
Nonoperating expenses	-	-	-
Income before tax	138,630	255,485	7,590
Net income	126,130	190,685	5,665
Earnings per share	2.27	3.43	0.10

	IBA		
	January 1 to June 30, 2003	January 1 to June 30, 2004	
	HK$	HK$	US$
Operating revenues	$ 388,163	543,494	90,631
Operating profits	388,163	543,494	90,631
Net operating income	165,762	78,401	9,978
Nonoperating revenues	52,211	168,605	21,459
Nonoperating expenses	(164,037)	(24,513)	(3,123)
Income before tax	53,936	222,493	28,314
Net income	52,388	198,838	25,304
Earnings per share	4.47	1.70	0.05